
13002771





CARBONITE
ANNUAL REPORT 2012







LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

Since our founding in 2005, our success has been defined by our innovative business strategy and dedication to developing the simplest, most affordable cloud backup solution. Our first full year as a public company was exciting. We strengthened our competitive advantage through a strategic acquisition, expanded our target market to include and address the unique needs of small businesses, and continued to prioritize the advancement of our leadership team and company culture.

Below are a few 2012 highlights:

- Ranked No.51 on Deloitte's Technology Fast 500™, a ranking of the 500 fastest growing technology, media, telecommunications, life sciences, and clean technology companies in North America.
- Acquired Zmanda, Inc., a global provider of open source and cloud backup solutions. This acquisition enhanced our offerings for small businesses by adding the ability to backup databases and file systems to the cloud, and enabled small businesses and resellers to obtain the backup solutions they need from one vendor.
- Launched a new distribution strategy designed to sell large volumes of our solutions though our sales channel relationships, including major retailers and resellers.

I am extremely proud of my team and excited for the future that lies ahead for Carbonite.

David Friend
Chief Executive Officer, President and Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from______ to______

Commission file number: 001-35264

CARBONITE, INC.
(Exact name of registrant as specified in its charter)

Delaware	33-1111329
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
177 Huntington Avenue Boston, Massachusetts	02115
(Address of principal executive offices)	(Zip Code)

(617) 587-1100
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

Securities Registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 29, 2012, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the voting stock held by non-affiliates of the registrant was $132,139,842.

As of March 1, 2013, there were 25,913,579 shares of the registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

CARBONITE, INC.
Table of Contents

PART I

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report"), including the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," includes forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "predict," "potential," and similar expressions, as well as the negatives thereof, as they relate to us, our business, our management, and our industry, are intended to identify forward-looking statements. In light of risks and uncertainties discussed in this Annual Report, the forward-looking events and circumstances discussed in this Annual Report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Important factors that could cause such differences include, but are not limited to:

- our ability to accurately forecast revenue and appropriately plan our expenses and working capital requirements;
- our ability to generate additional revenue;
- our ability to retain existing customers and attract new customers;
- our ability to protect our customers' stored files and adequately address privacy concerns;
- the impact of actual or threatened litigation, including intellectual property infringement claims, involving us or our industry;
- the impact of increased competition in our business;
- interruptions in service and any related impact on our reputation;
- our ability to maintain, protect, and enhance our brand; and
- other risk factors included under "Risk Factors" in this Annual Report.

Forward-looking statements speak only as of the date of this Annual Report. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. In addition, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments that we may make.

You should read this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, on assumptions that we have made that are based on such data, and on our knowledge of the markets for our solutions. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate, whether made by us or by third parties, are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this Annual Report. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ITEM 1. BUSINESS

Overview

Carbonite, Inc. (together with its subsidiaries, "Carbonite," the "Company," "our," "we," or "us") was incorporated on February 10, 2005 and is a Delaware corporation. We are a leading provider of cloud backup solutions for consumers and small and medium sized businesses, or SMBs. We provide easy-to-use, affordable, and secure cloud backup solutions with anytime, anywhere access to files stored on our servers. We believe that we are the best known brand in the cloud backup market.

We founded Carbonite on one simple idea: all computers need to be backed up, and in this always-connected and highly-mobile world, cloud backup is the ideal approach. Our "set and forget" automated solution requires little effort and protects our customers' stored files even if their computers are lost, stolen, or destroyed.

Our backup solutions work quietly in the background, automatically and continuously uploading encrypted copies of our customers' files to Carbonite servers. Our customers can browse and share their photos, videos, and documents anytime, anywhere using a web browser or our free iPad, iPhone, BlackBerry, and Android apps. We charge consumers a $59 flat fee for one year of unlimited cloud backup with our Carbonite Home solution. Our Carbonite HomePlus solution provides consumers with additional features, including backup and restore for external hard drives, for an annual flat fee of $99. The Carbonite HomePremier solution also includes automatic cloud backup for video files as well as a recovery-by-mail feature for an annual flat fee of $149. The pricing of all of our consumer solutions is discounted for multi-year subscriptions. Our SMB solutions, Carbonite Business and Carbonite BusinessPremier, allow for an unlimited number of users, subject to storage limits, and are priced starting at $229 and $599 per year, respectively.

As of December 31, 2012, we had subscribers in more than 100 countries, with subscribers based in the U.S. representing 94% of our total revenue for 2012. Since 2005, we have backed up over 300 billion files and have restored nearly 20 billion files that might otherwise have been permanently lost. We currently back up more than 350 million files each day.

We have developed a highly predictable subscription revenue model, with a consistently high customer retention rate and a scalable infrastructure to support our growth. We generated revenue of $84.0 million in 2012. We continue to invest heavily in customer acquisition, principally through advertising, and as a result we recorded a net loss of $18.9 million in 2012. Our bookings have grown from $32.9 million in 2009 to $98.5 million in 2012. For a reconciliation of bookings to revenue for the last five years, see "Selected Consolidated Financial and Other Data."

Industry Trends

Cloud backup is gaining increasing acceptance as the best way to store copies of valuable data off-premise, where they are safe from equipment failure, theft, loss, viruses, and accidental deletion.

Several trends are helping to fuel the growth of the cloud backup industry:

Your life is on your computer. Computers and mobile devices have transformed the way people work, communicate, and lead their daily personal and professional lives. People store a plethora of information on their computers and mobile devices, from photos, music, videos, and school work, to financial records, correspondence, passwords, work files, and tax returns. These files could be permanently destroyed due to equipment failure, theft, loss, viruses, and accidental deletions. Often these files are accumulated over time and are irreplaceable, making their loss devastating for the owner.

Rapid growth in unprotected data drives demand for backup services. According to IDC, an independent research firm, the proportion of information in the digital universe that requires data protection is growing faster than the digital universe itself.* From 2005 to 2020, the digital universe is expected to grow by a factor of 300, from 130 exabytes to 40,000 exabytes, or 40 trillion gigabytes (more than 5,200 gigabytes for every man, woman, and child in 2020) and, from 2013 to 2020, the digital universe will about double every two years, according to IDC. Further, while less than a third of the digital universe required data protection in 2010, that proportion is expected to exceed 40% by 2020. According to IDC, only about half the information that should be protected from loss is currently protected.

Smartphones and tablets drive demand for anytime, anywhere access. The growing popularity of smartphones, tablet computers, and other mobile devices is driving the demand for instant access to information regardless of a user's location. According to IDC, worldwide tablet shipments reached a record total of 52.5 million units and the tablet market grew 74.3% in the fourth quarter of 2012 up from the third quarter's total of 30.1 million units. Approximately 712.6 million smartphones were shipped globally in 2012, which was 44.1% more than in 2011. IDC predicts that these factors will drive demand for data protection and mobile access.

Plummeting storage and bandwidth costs. The cost of providing cloud backup is highly dependent on the cost of storage and bandwidth. According to IDC, between 2012 and 2020, the cost per gigabyte (GB) is expected to drop from $2.00 to $0.20. In 2005, the average wholesale cost of bandwidth was approximately $75 per megabits per second (Mbps) as compared to $5 per Mbps in 2010, according to an August 2010 study done by DrPeering International. This study projects that the wholesale cost of bandwidth will further decline to approximately $0.94 per Mbps in 2014.**

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* IDC information was derived from the following reports dated December 2012 and January 2013: IDC Digital Universe Study, Sponsored by EMC, Tablet Shipments Soar to Record Levels During Strong Holiday Quarter; The Digital Universe in 2020: Big Data, Bigger Digital Shadows and Biggest Growth in the Far East, Sponsored by EMC; Strong Demand for Smartphones and Heated Vendor Competition Characterize the Worldwide Mobile Phone Market at the End of 2012, IDC Says.

** DrPeering International: Internet Transit Prices – Historical and Projected, August 2010.

There are multiple alternatives currently available for backing up data, such as external hard disk drives, flash memory drives, CDs, DVDs, and tape backup drives. However, these traditional alternatives are limited by drive capacity, cumbersome to scale, prone to failure, not secure, and not accessible from a remote location. Traditional hardware solutions for storing data have the following limitations:

Limitation	Key Problems
Limited Capacity	• Users must select which files to back up • Cumbersome to add incremental capacity
Susceptible to failure	• Unable to protect files in the event of equipment failure, theft, loss, viruses, and accidental deletions
Overly complex	• Time consuming and labor intensive to manually manage backup • Confusing software and processes
Lack of mobile access	• Do not provide anytime, anywhere access from computers, smartphones, tablets, and other mobile devices

As a result of these limitations, consumers and SMBs are increasingly searching for simple, affordable solutions that provide reliable and secure cloud backup and anytime, anywhere access to their stored files. We believe that cloud backup effectively addresses the limitations of traditional solutions and will be the predominant backup solution in the future.

Our Solution

We provide cloud backup solutions for consumers and SMBs. We believe that our customers buy our solutions because they are easy to use, affordable, and secure, and provide anytime, anywhere access to their stored files. We make it easy for customers to restore their files and we provide high quality customer support to those customers who need assistance.

We believe that our solution provides the following benefits to all of our customers:

Easy to install and use. We offer our customers automatic backup, eliminating the need to manually pick and choose which files to back up. Installation requires just an email address and password. Once installed, our "set and forget" solution works continuously in the background backing up new and changed files.

Easy to restore files. In the event of data loss, our restore wizard guides customers through the process of restoring their files. If customers accidentally delete or overwrite files on their Carbonite protected devices, they can quickly restore files from any device with an internet connection.

Anytime, anywhere access. We enable customers to access stored files from Carbonite servers anytime, anywhere using a web browser or from any internet-connected device using one of our free iPad, iPhone, BlackBerry, or Android apps. Customers can browse their photos, play music and videos, and view documents, spreadsheets and presentations. Unlike traditional remote desktop applications, we allow our customers to access their stored files even if their computers are turned off, lost, stolen, or destroyed.

Affordability. We believe that we were one of the first companies to offer consumers unlimited cloud backup for a fixed price. Our Carbonite Home subscription costs $59 for one year, with discounts for multi-year plans. Our SMB solutions allows for an unlimited number of users with tiered pricing based on the total amount of data backed up.

Security. We encrypt all of our customers' files before they are transmitted to our data centers, guarding against unauthorized access to stored files and ensuring a high level of data security. In addition, we employ state-of-the-art data center security measures intended to prevent intrusions.

Reliability. Our proprietary Carbonite Communications System and Carbonite File System manage our customers' stored files and are designed to ensure high levels of reliability and accessibility.

Our Key Competitive Strengths

We believe that our key competitive strengths include the following:

Brand awareness. We believe that we have among the highest brand awareness in the cloud backup market. According to our research surveys, our unaided brand awareness is more than one and a half times that of our nearest competitor. We promote our brand through our multi-channel marketing program, which includes a broad presence in television, radio, online display advertising, print advertising, paid and natural search, and an affiliate and reseller network.

Scale. Since 2005, we have backed up over 300 billion files, and we currently back up more than 350 million files each day. We believe that our large scale infrastructure, built over the last seven years, enables us to store additional files at lower incremental cost than our smaller competitors. In addition, we are able to purchase national advertising at advantageous rates, access advertising opportunities that may be unavailable to smaller businesses, and take advantage of sophisticated analytical marketing systems.

Optimized backup architecture. Our entire infrastructure is optimized for backup, which is a low transaction speed, high volume, write mostly application. We believe that our average storage costs per subscriber are lower than those realized by typical general purpose data center storage systems.

Comprehensive customer support. We believe that our U.S.-based customer support is more comprehensive than that offered by our primary competitors in the cloud backup market and aids in our customer retention. We provide free telephone, live chat, and email customer support in our basic subscription fee.

Significant intellectual property portfolio. We have a significant intellectual property portfolio relating to our cloud backup solutions. CARBONITE is a registered trademark in the U.S. and in over 30 other countries, including countries in the European Union. Carbonite also has additional registrations and pending applications for additional marks in the U.S. and other countries, including but not limited to "Carbonite The Better Backup Plan", Green Dot Logo, "Back it up. Get it back", "Because Your Life is On Your Computer", Carbonite and the Green Dot Logo, Carbonite Lock Logo and Chinese character representations for Carbonite. In addition, we have four issued patents and 18 pending patent applications in the U.S. and internationally that cover both our technical infrastructure and our key usability and design concepts.

Our Offerings

We offer backup solutions to our customers with anytime, anywhere access to their stored files. We charge consumers a flat fee for one year of unlimited cloud backup at three different service levels, each with discounts for multi-year subscriptions. We offer SMB customers cloud backup for an unlimited number of computers for an annual flat fee based on the total amount of data backed up, with the option to purchase additional incremental storage capacity.

The following table sets forth key features of our Carbonite Home, Carbonite HomePlus, and Carbonite HomePremier consumer offerings:

	Carbonite Home	Carbonite HomePlus	Carbonite HomePremier
Number of computers	One per subscription		
Supported operating systems	Windows, Mac	Windows	
Pricing	$59/year; unlimited storage	$99/year; unlimited storage, external hard drive backup and restore	$149/year; unlimited storage, external hard drive backup and restore, automatic backup for video files, recovery-by-mail feature
Subscription Period	Annual or multi-year		
Customer support	U.S.-based telephone, live chat, and email		
Remote file access	Anytime, anywhere using a web browser or our free iPad, iPhone, Blackberry, or Android apps		

The following table sets forth key features of our Carbonite Business and Carbonite BusinessPremier SMB offerings:

	Carbonite Business	Carbonite BusinessPremier
Number of computers	Unlimited	
Supported operating systems	Windows	Windows and Windows Server
Pricing	$229/year; 250 GB of backup storage space	$599/year; 500 GB of backup storage space
Subscription Period	Annual	
Customer support	U.S.-based telephone, live chat, and email	
Remote file access	Anytime, anywhere using a web browser or our free iPad, iPhone, Blackberry, or Android apps	

We use sophisticated encryption technology to ensure the privacy of our customers' stored files. We encrypt files using a secure key before the files leave the customer's computer and transmit the encrypted files over the internet to one of our secure data centers. Customers' files remain encrypted on our servers to guard against unauthorized access. We employ outside security analysis firms, including anti-hacking specialists, to review and test our defenses and internal procedures.

Our Proprietary Server Software

At the core of our offerings is our proprietary server software designed specifically for cloud backup. The server software is comprised of two major components: the Carbonite Communications System (CCS) and the Carbonite File System (CFS). These components work together to move and store vast amounts of customer data – more than 350 million files every day. CCS moves customer data between our software installed on our customers' computers and CFS running on our storage servers. CCS also balances loads across our server network. CFS manages the write-mostly database of stored files with the flexibility to operate on a wide variety of readily available third-party storage hardware.

We invest heavily in the development of our technologies. In 2012, 2011, and 2010, we spent $19.9 million, $16.5 million, and $10.9 million, respectively, on research and development. Our proprietary technologies are fundamental to our value proposition as they enable us to deliver the following benefits:

Scalability. We add storage capacity at the rate of approximately one petabyte every two weeks. CCS allows us to automatically balance processing and storage capacity across our large and expanding server network. CFS allows us to easily add storage capacity across multiple physical locations by automatically integrating new storage servers into our existing infrastructure.

Reliability. We designed CCS and CFS to eliminate all single points of failure. The modular design of these components uses well-defined protocols intended to ensure that our customers' stored files are accurate and free from errors. CFS provides proprietary disk error detection for errors that can occur over years of storage. Our software also incorporates checks and balances to verify data integrity.

Cost effectiveness. Storage cost is the biggest component of our cost of revenue. CCS enables us to dynamically load balance among servers to allow higher overall utilization. CFS enables us to reduce storage costs by utilizing almost every block of physical disk space to store our customers' files. We can choose the most cost-effective hardware solutions for our data centers because CFS allows us to operate in a heterogeneous hardware environment.

Marketing and Sales

Our marketing efforts are focused on three primary goals: building brand awareness, acquiring customers at a low cost, and retaining existing customers. Our advertising reinforces our brand image by emphasizing ease of use, affordability, security, reliability, and anytime, anywhere access to stored files. We use television and radio advertising, online display advertising, print advertising, paid search, direct marketing, and affiliate and reseller marketing. Our public relations efforts include engaging the traditional press, new media, and social networks.

Marketing. Most of our revenue is from consumers who sign up for Carbonite backup on our website in response to our direct marketing campaigns. Direct sales from our websites accounted for 96% of our total revenue during 2012. Our marketing efforts are designed to attract prospects to our website and enroll them as paying customers, usually after a 15-day free trial that we offer to consumers. Our SMB sales team responds to inbound qualified SMB leads, communicates the benefits of our solutions to the SMB market and assists our SMB customers to enroll in free trial versions and purchase subscriptions to our SMB offering.

Channel distribution and reseller strategy. In January 2012, we launched a new distribution strategy designed to sell large volumes of our solutions through our sales channel relationships including major retailers and resellers.

Retention. Our customer retention efforts are focused on establishing and maintaining long-term relationships with our customers by delivering a compelling customer experience and superior value, communicating regularly with customers through email, on-site messaging, and other media, and creating positive interactions with our customer support team. We monitor developing trends in subscription durations, renewals, and customer satisfaction to maximize our customer retention. We offer incentives to customers to purchase multi-year subscriptions, which we believe helps to increase our customer retention. As of December 31, 2012, 2011, and 2010, 29%, 30%, and 24%, respectively, of our customers had multi-year subscriptions.

Intellectual Property

We believe that the strength of our brand and the functionality of our software help differentiate us from our competitors. As such, our success depends upon our ability to protect our technologies and intellectual property, including our proprietary server software, which allows us to move and store vast amounts of customer data. To protect our intellectual property, we rely on a combination of trademark, patent, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions. CARBONITE is a registered trademark in the U.S. and in over 30 other countries, including countries in the European Union. Carbonite also has additional registrations and pending applications for additional marks in the U.S. and other countries, including but not limited to "Carbonite The Better Backup Plan", Green Dot Logo, "Back it up. Get it back", "Because Your Life is On Your Computer", Carbonite and the Green Dot Logo, Carbonite Lock Logo and Chinese character representations for Carbonite. In addition, we have four issued patents and 18 pending patent applications in the U.S. and internationally that cover both our technical infrastructure and our key usability and design concepts.

The steps we have taken may not adequately protect our intellectual property or prevent unauthorized use of our technologies. Others may independently develop technologies that are competitive to ours or infringe our intellectual property. In addition, costly and time consuming litigation may be necessary to protect and enforce our intellectual property rights.

If we become more successful, we believe that competitors will be more likely to try to develop products and services that are similar to ours, and that may infringe our proprietary rights. It may also be more likely that competitors or other third parties will claim that our solutions infringe their proprietary rights.

Competition

We compete with both cloud backup providers and providers of traditional hardware-based backup systems. The market for cloud backup solutions is competitive and rapidly changing. We directly compete with CrashPlan, Mozy (a division of VMWare), SOS Online Backup, and others. Certain of our features, including our mobile backup and remote access service, also compete with current or potential services offered by Apple, Google, Microsoft, Amazon, and others. Certain of our planned features, including the ability to share data with third parties, compete with current or potential services offered by DropBox, SugarSync, Box, and others. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Many of our actual and potential competitors enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. In addition, many of our competitors have established marketing relationships and major distribution agreements with computer manufacturers, internet service providers, and resellers, giving them access to larger customer bases.

We believe that the key competitive factors in the consumer and SMB backup industry include:

- ease of installation and use;
- affordability;
- remote access;
- storage capacity;
- security of customers' stored files;
- rapid recovery of lost files;
- reliability and redundancy;
- automated file backup; and
- reputation of the provider.

We believe that we compete favorably with respect to each of these factors by providing easy to use, affordable, unlimited, secure cloud backup solutions with anytime, anywhere access to stored files.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. We expect these trends to continue as companies attempt to strengthen or maintain their market positions.

Employees

As of December 31, 2012, we had 367 full-time and 11 part-time employees. Of our full-time employees, 195 were in operations and support, 45 were in sales and marketing, 105 were in research and development, and 22 were in general and administrative functions. None of our employees are covered by collective bargaining agreements.

Available Information

We file reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other filings required by the SEC. We make available on our website (www.carbonite.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. These materials are available free of charge on or through our website via the Investor Relations page at www.carbonite.com. References to our website address in this report are intended to be inactive textual references only, and none of the information contained on our website is part of this Annual Report or incorporated in this Annual Report by reference.

The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this Annual Report on Form 10-K before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to Our Business

We have experienced losses and negative cash flow since our inception, and we may not be able to achieve or sustain profitability or positive cash flow in the future.

We experienced net losses of $25.8 million for 2010, $23.5 million for 2011, and $18.9 million for 2012, respectively, and have an accumulated deficit of $119.4 million as of December 31, 2012. We do not expect to be profitable for the foreseeable future. We expect to continue making significant expenditures to develop and expand our business, including for advertising, customer acquisition, technology infrastructure, storage capacity, product development, and international expansion, in an effort to increase and service our customer base. In 2012, we incurred increased expenses associated with the relocation of one of our data centers to a new facility. We also expect that our quarterly results may fluctuate due to a variety of factors described elsewhere in this Annual Report on Form 10-K, including the timing and amount of our advertising expenditures, which are seasonal, as well as the timing and amount of expenditures related to the development of technologies and solutions and to defend intellectual property infringement and other claims. In addition, as a public company, we incur significant legal, accounting, and other expenses, including increased costs for director and officer liability insurance that we did not incur as a private company. We may also incur increased losses and negative cash flow in the future for a number of reasons, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown events. For these reasons, we expect to continue to record net losses for the next several years and we may not be able to achieve or maintain positive cash flow from operations or profitability.

Any significant disruption in our service or loss or misuse of our customers' data could damage our reputation and harm our business and operating results.

Our brand, reputation, and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our service and our customers' ability to readily access their stored files. Our customers rely on our cloud backup solution to store digital copies of their valuable data files, including financial records, business information, photos, and other personally meaningful content. Our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, any of which could limit our customers' ability to access their files and could prevent us from being able to continuously back up our customers' files. Prolonged delays or unforeseen difficulties in connection with adding storage capacity or upgrading our network architecture when required may cause our service quality to suffer. A breach of our network security and systems could also cause the loss or public disclosure of, or access by third parties to, our customers' stored files. Any event that significantly disrupts our service or exposes our customers' stored files to misuse could damage our reputation and harm our business and operating results, including reducing our revenue, causing us to issue credits to customers, subjecting us to potential liability, harming our renewal rates, or increasing our cost of acquiring new customers.

The market for cloud backup solutions is competitive, and if we do not compete effectively, our operating results could be harmed.

We compete with both cloud backup providers and providers of traditional hardware-based backup systems. The market for cloud backup solutions is competitive and rapidly changing. We directly compete with CrashPlan, Mozy (a division of VMWare), SOS Online Backup, and others. Certain of our features, including our mobile backup and remote access service, also compete with current or potential services offered by Apple, Google, Microsoft, Amazon, and others. Certain of our planned features, including the ability to share data with third parties, compete with current or potential services offered by DropBox, SugarSync, Box, and others. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Many of our actual and potential competitors benefit from competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. In addition, many of our competitors have established marketing relationships and major distribution agreements with computer manufacturers, internet service providers, and resellers, giving them access to larger customer bases. Some of our competitors may make acquisitions or enter into strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively. We expect these trends to continue as competitors attempt to strengthen or maintain their market positions.

Demand for our cloud backup solutions is sensitive to price. Many factors, including our advertising, customer acquisition and technology costs, and our current and future competitors' pricing and marketing strategies, can significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, lower-priced or free products or services that compete with our solutions. Similarly, certain competitors may use internet-based marketing strategies that enable them to acquire customers at a lower cost than us. There can be no assurance that we will not be forced to engage in price-cutting initiatives, or to increase our advertising and other expenses to attract and retain customers in response to competitive pressures, either of which could have a material adverse effect on our revenue and operating results.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

We have been in existence since 2005, and our revenue has grown rapidly from $8.2 million in 2008 to $84.0 million in 2012, representing a compound annual growth rate of 79% over that period. We do not expect that this growth rate will continue in future periods and you should not rely on the revenue growth of any prior quarterly or annual periods as an indication of our future performance. In addition, because we recognize revenue from customers over the terms of their subscriptions, a large portion of our revenue for each quarter reflects deferred revenue from subscriptions entered into during previous quarters, and downturns or upturns in subscription sales or renewals may not be reflected in our operating results until later periods. We may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability, and our limited operating history may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed. If our future growth fails to meet investor or analyst expectations, it could have a negative effect on our stock price. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and operating results.

A decline in demand for our solutions or for cloud backup solutions in general could cause our revenue to decline.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of our cloud backup solutions, a relatively new and rapidly changing market. As a result, widespread acceptance and use of cloud backup solutions is critical to our future growth and success. If the market for cloud backup solutions fails to grow or grows more slowly than we currently anticipate, demand for our solutions could be negatively affected.

Changes in customer preferences for cloud backup solutions may have a disproportionately greater impact on us than if we offered multiple products and services. The market for cloud backup solutions is subject to rapidly changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for cloud backup solutions include:

- awareness of our brand and the cloud backup solutions category generally;
- the appeal and reliability of our solutions;
- the price, performance, features, and availability of products and services that compete with ours;
- public concern regarding privacy and data security;
- our ability to maintain high levels of customer satisfaction; and
- the rate of growth in online solutions generally.

In addition, substantially all of our revenue is currently derived from customers in the U.S. Consequently, a decrease of interest in and demand for cloud backup solutions in the U.S. could have a disproportionately greater impact on us than if our geographic mix of revenue was less concentrated.

If we are unable to attract new customers to our solutions on a cost-effective basis, our revenue and operating results would be adversely affected.

We generate substantially all of our revenue from the sale of subscriptions to our solutions. In order to grow, we must continue to attract a large number of customers on a cost-effective basis, many of whom have not previously used cloud backup solutions. We use and periodically adjust a diverse mix of advertising and marketing programs to promote our solutions. Significant increases in the pricing of one or more of our advertising channels would increase our advertising costs or cause us to choose less expensive and perhaps less effective channels. As we add to or change the mix of our advertising and marketing strategies, we may need to expand into channels with significantly higher costs than our current programs, which could adversely affect our operating results. We may incur advertising and marketing expenses significantly in advance of the time we anticipate recognizing any revenue generated by such expenses, and we may only at a later date, or never, experience an increase in revenue or brand awareness as a result of such expenditures. We have made in the past, and may make in the future, significant investments to test new advertising, and there can be no assurance that any such investments will lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective advertising programs, our ability to attract new customers could be adversely affected, our advertising and marketing expenses could increase substantially, and our operating results may suffer.

A portion of our potential customers locate our website through search engines, such as Google, Bing, and Yahoo!. Our ability to maintain the number of visitors directed to our website is not entirely within our control. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors' search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website. In addition, the cost of purchased listings has increased in the past and may increase in the future. A decrease in website traffic or an increase in search costs could adversely affect our customer acquisition efforts and our operating results.

A significant portion of our customers first try our cloud backup solutions through free trials. We seek to convert these free trial users to paying customers of our solutions. If our rate of conversion suffers for any reason, our revenue may decline and our business may suffer.

If we are unable to retain our existing customers, our revenue and operating results would be adversely affected.

If our efforts to satisfy our existing customers are not successful, we may not be able to retain them, and as a result, our revenue and ability to grow would be adversely affected. We may not be able to accurately predict future trends in customer renewals. Customers choose not to renew their subscriptions for many reasons, including if customer service issues are not satisfactorily resolved, a desire to reduce discretionary spending, or a perception that they do not use the service sufficiently, that the solution is a poor value, or that competitive services provide a better value or experience. If our customer retention rate decreases, we may need to increase the rate at which we add new customers in order to maintain and grow our revenue, which may require us to incur significantly higher advertising and marketing expenses than we currently anticipate, or our revenue may decline. A significant decrease in our customer retention rate would therefore have an adverse effect on our business, financial condition, and operating results.

Our relationships with our partners may be terminated or may not continue to be beneficial in generating new customers, which could adversely affect our ability to increase our customer base.

We maintain a network of active partners, which refer customers to us through links on their websites and outbound promotion to their customers. If we are unable to maintain our contractual relationships with existing partners or establish new contractual relationships with potential partners, we may experience delays and increased costs in adding customers, which could have a material adverse effect on us. The number of customers that we are able to add through these relationships is dependent on the marketing efforts of our partners, over which we have very little control.

We have recently introduced additional solutions for mobile devices and, if users of these devices do not widely adopt our solutions, our revenue and operating results could be adversely affected.

The number of people who access the internet through devices other than personal computers, including smartphones and handheld tablets or computers, has increased dramatically in the past few years and is projected to continue to increase. In addition, people are increasingly using their mobile devices to create and store data and other content that is important to them. We recently introduced our mobile backup solutions for the iPhone and Android smartphones; however, these solutions have not yet achieved widespread adoption. If one or more of our competitors were to launch similar services, or if we are unsuccessful in achieving widespread adoption of our mobile solutions, our competitive position could be materially harmed. As new devices and new platforms are continually being released, it is difficult to predict the problems that we may encounter in developing versions of our solutions for use on these mobile devices, and we may need to devote significant resources to the creation, support, and maintenance of such solutions, which could adversely affect our operating results.

If we are unable to expand our base of SMB customers, our business could be adversely affected.

In 2010, we introduced the first version of our backup solution targeted toward SMBs, which are generally companies that are too small to have a dedicated in-house IT staff. We have committed and continue to commit substantial resources to the expansion and increased marketing of our SMB offerings. If we are unable to market and sell our solutions to SMBs with competitive pricing and in a cost-effective manner, our ability to grow our revenue and achieve profitability will be harmed. We believe that it is more difficult and expensive to attract and retain SMB customers than consumers, because SMBs:

- are difficult to reach without using more expensive, targeted sales campaigns;
- may have different or much more complex needs than those of individual consumers, such as archiving, version control, enhanced security requirements, and other forms of encryption and authentication, which our solutions may not adequately address; and
- frequently cease operations due to the sale or failure of their business.

In addition, SMBs frequently have limited budgets and are more likely to be significantly affected by economic downturns than larger, more established companies. As a result, they may choose to spend funds on items other than our solutions, particularly during difficult economic times. If we are unsuccessful in meeting the needs of potential SMB customers, it could adversely affect our future growth and operating results.

If we are unable to improve market recognition of and loyalty to our brand, or if our reputation were to be harmed, we could lose customers or fail to increase the number of our customers, which could harm our revenue, operating results, and financial condition.

Given our consumer and SMB market focus, maintaining and enhancing the Carbonite brand is critical to our success. We believe that the importance of brand recognition and loyalty will increase in light of increasing competition in our markets. We plan to continue investing substantial resources to promote our brand, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand. Some of our existing and potential competitors have well-established brands with greater recognition than we have. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract and retain customers may be adversely affected. In addition, even if our brand recognition and loyalty increases, this may not result in increased use of our solutions or higher revenue.

Our offerings, as well as those of our competitors, are regularly reviewed in computer and business publications. Negative reviews, or reviews in which our competitors' products and services are rated more highly than our solutions, could negatively affect our brand and reputation. From time-to-time, our customers express dissatisfaction with our solutions, including, among other things, dissatisfaction with our customer support, our billing policies, and the way our solutions operate. If we do not handle customer complaints effectively, our brand and reputation may suffer, we may lose our customers' confidence, and they may choose not to renew their subscriptions. In addition, many of our customers participate in online blogs about computers and internet services, including our solutions, and our success depends in part on our ability to generate positive customer feedback through such online channels where consumers seek and share information. If actions that we take or changes that we make to our solutions upset these customers, their blogging could negatively affect our brand and reputation. Complaints or negative publicity about our solutions or billing practices could adversely impact our ability to attract and retain customers and our business, financial condition, and operating results.

The termination of our relationship with any major credit card company would have a severe, negative impact on our ability to collect revenue from customers. Increases in credit card processing fees would increase our operating expenses and adversely affect our operating results.

Substantially all of our customers purchase our solutions online with credit cards, and our business depends upon our ability to offer credit card payment options. The termination of our ability to process payments on any major credit card would significantly impair our ability to operate our business and significantly increase our administrative costs related to customer payment processing. If we fail to maintain our compliance with the data protection and documentation standards adopted by the major credit card issuers and applicable to us, these issuers could terminate their agreements with us, and we could lose our ability to offer our customers a credit card payment option. If these issuers increase their credit card processing fees because we experience excessive chargebacks or refunds or for other reasons, it could adversely affect our business and operating results.

Any significant disruption in service on our websites or in our computer systems could damage our reputation and result in a loss of customers, which would harm our business, financial condition, and operating results.

Our brand, reputation, and ability to attract, retain and serve our customers are dependent upon the reliable performance of our websites, network infrastructure and payment systems, and our customers' ability to readily access their stored files. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down our websites' performance and our customers' ability to access their stored files, or made our websites and infrastructure inaccessible, and we may experience interruptions in the future. In addition, while we operate and maintain the primary elements of our websites and network infrastructure, some elements of this complex system are operated by third parties that we do not control and that would require significant time to replace. We expect this dependence on third parties to continue. In particular, a portion of our solution is hosted by Amazon Web Services, which provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. Interruptions in our systems or the third-party systems on which we rely, whether due to system failures, computer viruses, physical or electronic break-ins, or other factors, could affect the security or availability of our websites and infrastructure and prevent us from being able to continuously back up our customers' data or our customers from accessing their stored data.

In addition, prolonged delays or unforeseen difficulties in connection with adding storage capacity or upgrading our network architecture when required may cause our service quality to suffer. Problems with the reliability or security of our systems could harm our reputation. Damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition, and operating results.

Our systems provide redundancy at the disk level, but do not keep separate, redundant copies of stored customer files. Instead, we rely on the fact that our customers, in effect, back up our system by maintaining the primary instance of their files. We do not intend to create redundant backup sites for our solutions. As such, a total failure of our systems, or the failure of any of our systems, could result in the loss of or a temporary inability to back up our customers' data and result in our customers being unable to access their stored files. If one of our data centers fails at the same time that our customers' computers fail, we would be unable to provide stored copies of their data. If this were to occur, our reputation could be compromised and we could be subject to liability to the customers that were affected.

Our data centers are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events. As the majority of our data facilities are located in a single metropolitan area, we may be more susceptible to the risk that a single event could significantly harm the operations of these facilities. The occurrence of a natural disaster, power failure or an act of terrorism, vandalism or other misconduct, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our services. The occurrence of any of the foregoing events could damage our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in our service as a result of system failures.

We depend on data centers operated by third parties and any disruption in the operation of these facilities could adversely affect our business.

We host our services and serve all of our customers from our network servers, which are located in data center facilities operated by third parties. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Our data center leases expire at various times in 2015 and 2016 with rights of extension, and a separate data center hosting arrangement is cancellable by us upon 120 days' notice. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer our servers to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. During the first half of 2012, we relocated our equipment and operations from our Boston, Massachusetts data center to our other data centers and discontinued the use of our Boston, Massachusetts data center. We incurred moving and other costs in connection with this transition. See Notes 12 and 13 to our financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our services could harm our reputation and may damage our customers' stored files. Interruptions in our services might reduce our revenue, cause us to issue credits or refunds to customers, subject us to potential liability, or harm our renewal rates.

If the security of our customers' confidential information stored in our systems is breached or their stored files are otherwise subjected to unauthorized access, our reputation and business may be harmed, and we may be exposed to liability.

Our customers rely on our online system to store digital copies of their files, including financial records, business information, photos, and other personally meaningful content. We also store credit card information and other personal information about our customers. A breach of our network security and systems or other events that cause the loss or public disclosure of, or access by third parties to, our customers' stored files could have serious negative consequences for our business, including possible fines, penalties and damages, reduced demand for our solutions, an unwillingness of customers to provide us with their credit card or payment information, an unwillingness of our customers to use our solutions, harm to our reputation and brand, loss of our ability to accept and process customer credit card orders, and time-consuming and expensive litigation. Third parties may be able to circumvent our security by deploying viruses, worms, and other malicious software programs that are designed to attack or attempt to infiltrate our systems and networks and we may not immediately discover these attacks or attempted infiltrations. Further, outside parties may attempt to fraudulently induce our employees, consultants, or affiliates to disclose sensitive information in order to gain access to our information or our customers' information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and may originate from less regulated or remote areas around the world. As a result, we may be unable to proactively address these techniques or to implement adequate preventative or reactionary measures. In addition, employee or consultant error, malfeasance, or other errors in the storage, use, or transmission of personal information could result in a breach of customer or employee privacy. We maintain insurance coverage to mitigate the potential financial impact of these risks; however, our insurance may not cover all such events or may be insufficient to compensate us for the potentially significant losses, including the potential damage to the future growth of our business, that may result from the breach of customer or employee privacy.

Many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation and could cause the loss of customers. Similarly, if a well-publicized breach of data security at any other cloud backup service provider or other major consumer website were to occur, there could be a general public loss of confidence in the use of the internet for cloud backup services or commercial transactions generally. Any of these events could have material adverse effects on our business, financial condition, and operating results.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

We receive, store, and process personal information and other customer data. There are numerous federal, state, local, and foreign laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other customer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other rules. We generally seek to comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy and data protection to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation, or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Our customers may also accidentally disclose their passwords or store them on a mobile device that is lost or stolen, creating the perception that our systems are not secure against third-party access. Additionally, if third parties that we work with, such as vendors or developers, violate applicable laws or our policies, such violations may also put our customers' information at risk and could in turn have an adverse effect on our business. Any significant change to applicable laws, regulations, or industry practices regarding the use or disclosure of our customers' data, or regarding the manner in which the express or implied consent of customers for the use and disclosure of such data is obtained, could require us to modify our solutions and features, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our customers voluntarily share with us.

We may not be able to respond to rapid technological changes with new solutions, which could have a material adverse effect on our operating results.

The cloud backup market is characterized by rapid technological change and frequent new product and service introductions. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing solutions, introduce new features and products, and sell into new markets. Customers may require features and capabilities that our current solutions do not have. Our failure to develop solutions that satisfy customer preferences in a timely and cost-effective manner may harm our ability to renew our subscriptions with existing customers and create or increase demand for our solutions, and may adversely impact our operating results.

The introduction of new services by competitors or the development of entirely new technologies to replace existing offerings could make our solutions obsolete or adversely affect our business and operating results. In addition, any new markets or countries into which we attempt to sell our solutions may not be receptive. We may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of new solutions and enhancements. We have in the past experienced delays in the planned release dates of new features and upgrades, and have discovered defects in new solutions after their introduction. There can be no assurance that new solutions or upgrades will be released according to schedule, or that when released they will not contain defects. Either of these situations could result in adverse publicity, loss of revenue, delay in market acceptance, or claims by customers brought against us, all of which could have a material adverse effect on our reputation, business, operating results, and financial condition. Moreover, upgrades and enhancements to our solutions may require substantial investment and we have no assurance that such investments will be successful. If customers do not widely adopt enhancements to our solutions, we may not be able to realize a return on our investment. If we are unable to develop, license, or acquire enhancements to our existing solutions on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, our business, operating results, and financial condition may be adversely affected.

Our quarterly operating results have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet or exceed the expectations of securities analysts or investors, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. The following factors, among others, could cause fluctuations in our quarterly operating results or guidance:

- our ability to attract new customers and retain existing customers;
- our ability to accurately forecast revenue and appropriately plan our expenses;
- our ability to introduce new solutions;
- the actions of our competitors, including pricing changes or the introduction of new products;
- our ability to effectively manage our growth;
- the mix of annual and multi-year subscriptions at any given time;
- seasonal variations or other cyclicality in the demand for our solutions, including the purchasing and budgeting cycles of our SMB customers;
- the timing and cost of advertising and marketing efforts;
- the timing and cost of developing or acquiring technologies, services, or businesses;
- the timing, operating cost, and capital expenditures related to the operation, maintenance, and expansion of our business;
- service outages or security breaches and any related impact on our reputation;
- our ability to successfully manage any future acquisitions of businesses, solutions, or technologies;
- the impact of worldwide economic, industry, and market conditions and those conditions specific to internet usage and online businesses;
- costs associated with defending intellectual property infringement and other claims; and
- changes in government regulation affecting our business.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Seasonal variations in our business may also cause fluctuations in our financial results. For example, we generally spend more on advertising during the first and third quarters of each year to capitalize on lower advertising rates in these periods and increased sales of devices that create or store data during post-holiday and back to school periods and our bookings tend to be higher in these periods. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. We believe that our business may become more seasonal in the future as our growth rate slows, and that such seasonal variations in advertising expenditures and customer purchasing patterns may result in fluctuations in our financial results.

Growth may place significant demands on our management and our infrastructure.

We have experienced substantial growth in our business. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure to attract, service, and retain an increasing number of customers. The expansion of our systems and infrastructure will require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase our cost base. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, and recruit, train, and retain highly skilled personnel. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, financial condition, and operating results could be harmed.

We may expand by acquiring or investing in other companies, which may divert our management's attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business.

We may in the future acquire complementary products, services, technologies, or businesses. We may also enter into relationships with other businesses to expand our portfolio of solutions or our ability to provide our solutions in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. We do not have substantial experience with integrating and managing acquired businesses or assets. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies that we may acquire. In connection with any such transaction, we may:

- issue additional equity securities that would dilute our stockholders;
- use cash that we may need in the future to operate our business;
- incur debt on terms unfavorable to us, that we are unable to repay, or that may place burdensome restrictions on our operations;
- incur large charges or substantial liabilities; or
- become subject to adverse tax consequences or substantial depreciation, deferred compensation, or other acquisition-related accounting charges.

Any of these risks could harm our business and operating results.

Integration of an acquired company's operations may present challenges.

The integration of an acquired company requires, among other things, coordination of administrative, sales and marketing, accounting and finance functions, and expansion of information and management systems. Integration may prove to be difficult due to the necessity of coordinating geographically separate organizations and integrating personnel with disparate business backgrounds and accustomed to different corporate cultures. We may not be able to retain key employees of an acquired company. Additionally, the process of integrating a new product or service may require a disproportionate amount of time and attention of our management and financial and other resources. Any difficulties or problems encountered in the integration of a new product or service could have a material adverse effect on our business.

The integration of an acquired company may cost more than we anticipate, and it is possible that we will incur significant additional unforeseen costs in connection with such integration, which may negatively impact our earnings.

In addition, we may only be able to conduct limited due diligence on an acquired company's operations. Following an acquisition, we may be subject to unforeseen liabilities arising from an acquired company's past or present operations and these liabilities may be greater than the warranty and indemnity limitations that we negotiate. Any unforeseen liability that is greater than these warranty and indemnity limitations could have a negative impact on our financial condition.

Even if successfully integrated, there can be no assurance that our operating performance after an acquisition will be successful or will fulfill management's objectives.

The loss of one or more of our key personnel, or our failure to attract, integrate, and retain other highly qualified personnel, could harm our business.

We depend on the continued service and performance of our key personnel. We do not have long-term employment agreements with any of our officers or key employees. In addition, many of our key technologies and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, product development, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. In addition, several of our key personnel have only recently been employed by us, and we are still in the process of integrating these personnel into our operations. Our failure to successfully integrate these key employees into our business could adversely affect our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the stock options that they are to receive in connection with their employment. In addition, employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business and growth prospects could be severely harmed.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that our corporate culture has been a key contributor to our success. If we do not continue to develop our corporate culture as we grow and evolve, including maintaining our culture of transparency with our employees, it could harm our ability to foster the innovation, creativity, and teamwork that we believe that we need to support our growth. As our organization grows and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success. In addition, the availability of a public market for our securities could create disparities of wealth among our employees, which could adversely impact relations among employees and our corporate culture in general.

Our operating results may be harmed if we are required to collect sales or other related taxes for our subscription services in jurisdictions where we have not historically done so.

We do not believe that we are required to collect sales, use, or other similar taxes from our customers. However, one or more states or countries may seek to impose sales, use, or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion by a state, country, or other jurisdiction that we should have or should be collecting sales, use, or other taxes on our services could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage customers from purchasing our services, or otherwise harm our business and operating results.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2012, we had federal, state, and foreign net operating loss carryforwards, or NOLs, of $116.9 million, $107.0 million, and $2.0 million, respectively, available to offset future taxable income, which expire in various years through 2033 if not utilized. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Under the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, substantial changes in our ownership may limit the amount of pre-change NOLs that can be utilized annually in the future to offset taxable income. Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a company's ability to use NOLs if a company experiences a more-than-50-percent ownership change over a three-year testing period. We performed an analysis of our changes in ownership through December 31, 2012 and have adjusted our NOLs as of that date to reflect the usage limitations, calculated in accordance with Section 382, resulting from such changes in ownership. If additional changes in our ownership occur in the future, our ability to use NOLs may be further limited. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we achieve profitability. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs. This could adversely affect our operating results and the market price of our common stock.

Any expenses or liability resulting from litigation could adversely affect our operating results and financial condition.

From time to time, we may be subject to claims or litigation, including intellectual property litigation as described elsewhere in this Annual Report on Form 10-K. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our services, require us to credit or refund subscription fees, or have other adverse effects on our business. Any of the foregoing could have a material adverse effect on our operating results and could require us to pay significant monetary damages. In addition, we receive and must respond on a periodic basis to subpoenas from law enforcement agencies seeking information in connection with criminal investigations. While we have in place a procedure to respond to such subpoenas, any failure on our part to properly respond to such subpoena requests could expose us to litigation or other proceedings and adversely affect our business, financial condition, and operating results.

Our success depends on our customers' continued high-speed access to the internet and the continued reliability of the internet infrastructure.

Our business depends on our customers' high-speed access to the internet, as well as the continued maintenance and development of the internet infrastructure. The future delivery of our solutions will depend on third-party internet service providers to expand high-speed internet access, to maintain a reliable network with the necessary speed, data capacity and security, and to develop complementary products and services, including high-speed modems, for providing reliable and timely internet access and services. All of these factors are out of our control. To the extent that the internet continues to experience an increased number of users, frequency of use, or bandwidth requirements, the internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any internet outages or delays could adversely affect our ability to provide services to our customers.

Our business may be significantly impacted by a change in the economy, including any resulting effect on consumer spending.

Our business may be affected by changes in the economy generally, including any resulting effect on consumer spending. Our solutions are discretionary purchases, and our customers may reduce their discretionary spending on our solutions during an economic downturn. Although we have not experienced a material reduction in subscription renewals, we may experience such a reduction in the future, especially in the event of a prolonged recessionary period. Conversely, media prices may increase in a period of economic growth, which could significantly increase our marketing and advertising expenses. As a result, our business, financial condition, and operating results may be significantly affected by changes in the economy generally.

We face many risks associated with our plans to expand internationally, which could harm our business, financial condition, and operating results.

We anticipate that our efforts to expand internationally will entail the marketing and advertising of our services and brand and the development of localized websites. We do not have substantial experience in selling our solutions in international markets or in conforming to the local cultures, standards, or policies necessary to successfully compete in those markets, and we must invest significant resources in order to do so. We may not succeed in these efforts or achieve our customer acquisition or other goals. For some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide cloud backup and related services to customers. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings, and therefore may not be profitable on a sustained basis, if at all.

In addition, conducting international operations subjects us to new risks that we have not generally faced in the U.S. These risks include:

- localization of our solutions, including translation into foreign languages and adaptation for local practices and regulatory requirements;
- lack of experience in other geographic markets;
- strong local competitors;
- cost and burden of complying with, lack of familiarity with, and unexpected changes in foreign legal and regulatory requirements, including consumer and data privacy laws;
- difficulties in managing and staffing international operations;
- fluctuations in currency exchange rates or restrictions on foreign currency;
- potentially adverse tax consequences, including the complexities of transfer pricing, foreign value added or other tax systems, double taxation and restrictions, and/or taxes on the repatriation of earnings;
- dependence on third parties, including channel partners with whom we do not have extensive experience;
- compliance with the Foreign Corrupt Practices Act, economic sanction laws and regulations, export controls, and other U.S. laws and regulations regarding international business operations;
- increased financial accounting and reporting burdens and complexities;
- political, social, and economic instability abroad, terrorist attacks, and security concerns in general; and
- reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and operating results. Regulatory restrictions could impair our access to technologies that we seek for improving our solutions and may also limit or reduce the demand for our solutions outside of the U.S.

We may not be able to maintain control of our business in China.

The government of the People's Republic of China, or PRC, restricts foreign investment in internet and online advertising businesses. Accordingly, we operate our cloud backup business in China through an affiliated entity in China owned by an individual designated by us who is a PRC citizen. We have entered into contractual arrangements with our affiliated entity and its individual stockholder that are intended to protect our technologies and business. We have loaned funds to the designated individual in order to enable the individual to form the affiliated entity and obtain any necessary licenses, including an Internet Content Provider (ICP) license, which was granted by the PRC government, and we may continue to loan funds to the designated individual in the future. All loans are, and will continue to be, secured by the capital stock of the affiliated entity and the designated individual stockholder has granted us the contractual right to exercise his rights as the sole stockholder of the affiliated entity.

We cannot assure you, however, that we will be able to enforce these contracts. We have no equity ownership interest in the affiliated entity and we rely on contractual arrangements with the entity and the designated individual stockholder to control and operate the entity. These contractual arrangements may not be as effective in providing control over the affiliated entity as direct ownership. For example, the entity could fail to take actions required for, or beneficial to, our business or fail to maintain our websites despite its contractual obligations to do so. In addition, we cannot assure you that the individual shareholder of the affiliated entity will always act in our best interests. If the individual stockholder of our affiliated entity fails to perform his obligations under the respective agreements with us, we may need to engage in litigation in China to enforce our rights, which may be time-consuming and costly, divert management resources, or have other adverse effects on our business, and we may not be successful in enforcing our rights.

Enforcing agreements and laws in China is difficult and may be impossible because China does not have a comprehensive system of laws.

In China, enforcement of contractual agreements may be sporadic, and implementation and interpretation of laws may be inconsistent. The PRC judiciary is relatively inexperienced in interpreting agreements and enforcing China's laws, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment or an arbitration award by a court of another jurisdiction. The PRC government has exercised and continues to exercise substantial control over virtually every aspect of the Chinese economy through regulation and state ownership. Many of the current reforms that support private business in China are of recent origin or are provisional in nature. Other political, economic and social factors, such as political changes, changes in the rates of economic, growth, unemployment, or inflation, or in the disparities of per capita wealth among citizens of China and between regions within China, could also lead to further readjustment of the PRC government's reform measures. It is not possible to predict whether the PRC government will continue to be as supportive of private business in China, nor is it possible to predict how any future reforms will affect our business.

Specifically, the laws and regulations governing our business or the enforcement and performance of our proposed contractual arrangements with our affiliated Chinese entity and the designated individual stockholder are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect our business may also be applied retroactively. We cannot assure you that the PRC government would agree that the operating arrangements of our affiliated Chinese entity comply with PRC licensing, registration, or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. For example, in September 2011, the PRC

Ministry of Commerce stated that the relevant departments of the PRC government are jointly considering additional regulation of the type of investment structure that we use, which is based on the approach used by other non-PRC companies with respect to their conduct of businesses that require an ICP license. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses and those of our affiliated Chinese entity, including our affiliated entity's ICP license, require us to restructure our operations, require us to discontinue or restrict our operations, restrict our right to collect revenue, block our websites, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

In addition, because of the particular weakness of the Chinese intellectual property regime, it is often difficult to create and enforce intellectual property rights in China. Accordingly, we may not be able to effectively protect our intellectual property rights in China against infringement by other business entities, individuals, and current or former employees.

Risks Related to Intellectual Property

Assertions by a third party that our solutions infringe its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses. We are currently a defendant in a lawsuit alleging patent infringement.

There is frequent litigation in the software and technology industries based on allegations of infringement or other violations of intellectual property rights. Many companies are devoting significant resources to obtaining patents that could affect many aspects of our business. Third parties may claim that our technologies or solutions infringe or otherwise violate their patents or other intellectual property rights. As we face increasing competition and become increasingly visible as a publicly-traded company, or if we become more successful, the possibility of new third-party claims may increase.

We have licensed proprietary technologies from third parties that we use in our technologies and business, and we cannot be certain that the owners' rights in their technologies will not be challenged, invalidated, or circumvented. If we are forced to defend ourselves against intellectual property infringement claims, whether they have merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to use our current websites and technologies, and an inability to market or provide our solutions. As a result of any such claim, we may have to develop or acquire non-infringing technologies, pay damages, enter into royalty or licensing agreements, cease providing certain services, adjust our marketing and advertising activities, or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us, or at all.

Furthermore, we may acquire proprietary technologies from third parties and may incorporate such technologies in our solutions. In addition to the general risks described above associated with intellectual property and other proprietary rights, we are subject to the additional risk that the seller of such technologies may not have appropriately created, maintained, or enforced their rights in such technology.

In August 2010, Oasis Research, LLC, or Oasis Research, filed a lawsuit against us and several of our competitors and other online technology companies in the U.S. District Court for the Eastern District of Texas, alleging that our cloud backup storage services and other companies' products or services infringe certain of Oasis Research's patents. Oasis Research seeks an award for damages in an unspecified amount. Oasis Research does not currently seek an injunction. A trial date has been set for March 14, 2013. We are not able to assess with certainty the outcome of this lawsuit or the amount or range of potential damages or future payments associated with this lawsuit at this time. However, any litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending this lawsuit or its resolution will not have a material adverse impact on our business, operations, financial condition, or cash flows.

Our success depends in large part on our ability to protect and enforce our intellectual property rights. If we are not able to adequately protect our intellectual property and proprietary technologies to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our future success and competitive position depend in large part on our ability to protect our intellectual property and proprietary technologies. We rely on a combination of trademark, patent, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage. CARBONITE is a registered trademark in the U.S. and in over 30 other countries, including countries in the European Union. Carbonite also has additional registrations and pending applications for additional marks in the U.S. and other countries, including but not limited to "Carbonite The Better Backup Plan", Green Dot Logo, "Back it up. Get it back", "Because Your Life is On Your Computer", Carbonite and the Green Dot Logo, Carbonite Lock Logo and Chinese character representations for Carbonite. We cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. We currently have four issued patents and 18 pending patent applications in the U.S. and internationally. We cannot assure you that any patents will issue from any such patent applications, that patents that issue from such applications will give us the protection that we seek, or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.

There can be no assurance that the steps that we take will be adequate to protect our technologies and intellectual property, that our trademark and patent applications will lead to registered trademarks or issued patents, that others will not develop or patent similar or superior technologies, products, or services, or that our trademarks, patents, and other intellectual property will not be challenged, invalidated, or circumvented by others. Furthermore, effective trademark, patent, copyright, and trade secret protection may not be available in every country in which our services are available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in internet-related industries are uncertain and still evolving.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming and could materially harm our business.

The steps we have taken may not adequately protect our intellectual property or prevent unauthorized use of our technologies. Others may independently develop technologies that are competitive to ours or infringe our intellectual property. To counter infringement or unauthorized use, we may be required to file patent infringement claims, which can be expensive and time-consuming to litigate. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop others from using the technology at issue on the grounds that our patent(s) do not cover such technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not being issued. If our efforts to protect our technologies and intellectual property are inadequate, the value of our brand and other intangible assets may be diminished and competitors may be able to mimic our solutions and methods of operations. Any of these events could have a material adverse effect on our business, financial condition, and operating results.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, during the course of any such litigation, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and proprietary information. Failure to protect our proprietary information could make it easier for third parties to compete with our solutions and harm our business.

We have devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, licensees, independent contractors, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure or inability to obtain or maintain trade secret protection or otherwise protect our proprietary rights could adversely affect our business.

Our use of "open source" software could negatively affect our ability to sell our solutions and subject us to possible litigation.

A portion of the technologies licensed by us to our customers incorporates so-called "open source" software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, and/or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software, and required to comply with the foregoing conditions. Any of the foregoing could disrupt the distribution and sale of our solutions and harm our business.

We rely on third-party software, including server software and licenses from third parties to use patented intellectual property, that is required to develop and provide our solutions.

We rely on software licensed from third parties to develop and offer our solutions, including server software from Microsoft and other patented third-party technologies. In addition, we may need to obtain future licenses from third parties to use intellectual property associated with the development of our solutions, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software required for the development and maintenance of our solutions could result in delays in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which delay could harm our business. Any errors or defects in third-party software could result in errors or a failure of our solutions, which could harm our business.

If we are unable to protect our domain names, our reputation, brand, customer base, and revenue, as well as our business and operating results, could be adversely affected.

We have registered domain names for websites, or URLs, that we use in our business, such as www.carbonite.com. If we are unable to maintain our rights in these domain names, our competitors or other third parties could capitalize on our brand recognition by using these domain names for their own benefit. In addition, although we own the Carbonite domain name under various global top level domains such as .com and .net, as well as under various country-specific domains, we might not be able to, or may choose not to, acquire or maintain other country-specific versions of the Carbonite domain name or other potentially similar URLs. Domain names similar to ours have already been registered in the U.S. and elsewhere, and our competitors or other third parties could capitalize on our brand recognition by using domain names similar to ours. The regulation of domain names in the U.S. and elsewhere is generally conducted by internet regulatory bodies and is subject to change. If we lose the ability to use a domain name in a particular country, we may be forced to either incur significant additional expenses to market our solutions within that country, including the development of a new brand and the creation of new promotional materials, or elect not to sell our solutions in that country. Either result could substantially harm our business and operating results. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name Carbonite in all of the countries in which we currently conduct or intend to conduct business. Further, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights varies among jurisdictions and is unclear in some jurisdictions. We may be unable to prevent third parties from acquiring and using domain names that infringe, are similar to, or otherwise decrease the value of, our brand or our trademarks. Protecting and enforcing our rights in our domain names and determining the rights of others may require litigation, which could result in substantial costs, divert management attention, and not be decided favorably to us.

Material defects or errors in our software could harm our reputation, result in significant costs to us, and impair our ability to sell our solutions.

The software applications underlying our solutions are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects or errors in our solutions, and new defects or errors in our existing solutions may be detected in the future by us or our customers. The costs incurred in correcting such defects or errors may be substantial and could harm our operating results. In addition, we rely on hardware purchased or leased and software licensed from third parties to offer our solutions. Any defects in, or unavailability of, our or third-party software or hardware that cause interruptions to the availability of our solutions could, among other things:

- cause a reduction in revenue or delay in market acceptance of our solutions;
- require us to issue credits or refunds to our customers or expose us to claims for damages;
- cause us to lose existing customers and make it more difficult to attract new customers;
- divert our development resources or require us to make extensive changes to our solutions or software, which would increase our expenses;
- increase our technical support costs; and
- harm our reputation and brand.

Risks Related to Ownership of our Common Stock

Our stock price may be volatile due to fluctuations in our operating results and other factors, each of which could cause our stock price to decline.

Shares of our common stock were sold in our initial public offering in August 2011 at a price of $10.00 per share, and our common stock has subsequently traded as high as $21.10 and as low as $5.75. An active, liquid, and orderly market for our common stock may not be developed or sustained, which could depress the trading price of our common stock. The market price for shares of our common stock could be subject to significant fluctuations in response to various factors, some of which are beyond our control. Some of the factors that may cause the market price for shares of our common stock to fluctuate include:

- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- actual or anticipated fluctuations in our key operating metrics, financial condition, and operating results;
- loss of existing customers or inability to attract new customers;
- actual or anticipated changes in our growth rate;
- announcements of technological innovations or new offerings by us or our competitors;
- our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;
- changes in estimates of our financial results or recommendations by securities analysts;
- failure of any of our solutions to achieve or maintain market acceptance;
- changes in market valuations of similar companies;
- success of competitive products or services;
- changes in our capital structure, such as future issuances of securities or the incurrence of debt;
- announcements by us or our competitors of significant products or services, contracts, acquisitions, or strategic alliances;
- regulatory developments in the U.S. or foreign countries;
- actual or threatened litigation involving us or our industry;
- additions or departures of key personnel;
- general perception of the future of the cloud backup market or our solutions;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
- sales of our shares of common stock by our existing stockholders; and
- changes in general economic, industry, and market conditions.

In addition, the stock market in general, and the market for internet-related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources, and harm our business, financial condition, and operating results. In addition, recent fluctuations in the financial and capital markets have resulted in volatility in securities prices.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business, and investors' views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. As part of our process of documenting and testing our internal control over financial reporting, we may identify areas for further attention and improvement. Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our solutions to new and existing customers.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our business could reduce our ability to compete successfully.

Although we currently anticipate that our available funds, including the net proceeds of our initial public offering and our available bank line of credit, will be sufficient to meet our cash needs for at least the next 12 months, we may require additional financing in the future. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

- develop or enhance our solutions;
- continue to expand our development, sales, and marketing organizations;
- acquire complementary technologies, products, or businesses;
- expand our operations in the U.S. or internationally;
- hire, train, and retain employees;
- respond to competitive pressures or unanticipated working capital requirements; or
- continue our operations.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

If our existing stockholders sell, or indicate an intent to sell, a substantial number of shares of our common stock in the public market, the trading price of our common stock could decline significantly. A large portion of our outstanding shares of common stock is held by our directors, executive officers, and holders of more than 5% of our common stock, or their respective affiliates. Two of our largest shareholders are venture capital funds, which are typically structured to have a finite life. As these venture capital funds approach or pass the respective terms of their funds, their decision to sell or hold our common stock may be based not only on the underlying investment merits of our securities but also on the requirements of their internal fund structure. Additionally, our directors, executive officers, and holders of more than 5% of our common stock, and their respective affiliates beneficially own approximately 18.5 million shares of our common stock, which represents 69% of our issued and outstanding shares of common stock as of December 31, 2012. If these shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially.

Our directors, executive officers, and principal stockholders have substantial control over us and could delay or prevent a change in corporate control.

Our directors, executive officers, and holders of more than 5% of our common stock, together with their affiliates, beneficially hold a majority of our outstanding shares of common stock and have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these stockholders, acting together, have the ability to control or influence the management and affairs of our company. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change in control of our company.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will continue to have broad discretion over the use of the proceeds we received in our initial public offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will continue to have broad discretion to use our net proceeds from our initial public offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply these proceeds in ways that increase the value of your investment. We intend to use the remaining net proceeds from our initial public offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of these proceeds to acquire, invest in, or obtain rights to complementary technologies, solutions, or businesses. Until we use these proceeds from our initial public offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the remaining net proceeds from our initial public offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth and continuing operations. In addition, the provisions of our revolving credit facility prohibit us from paying cash dividends. Therefore, you are not likely to receive any dividends on your shares of common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. Our common stock may not appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
- the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action;
- limiting the liability of, and providing indemnification to, our directors and officers;
- controlling the procedures for the conduct and scheduling of stockholder meetings;
- providing the board of directors with the express power to postpone previously scheduled annual meetings of stockholders and to cancel previously scheduled special meetings of stockholders;
- providing that directors may be removed prior to the expiration of their terms by stockholders only for cause; and
- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located in Boston, Massachusetts, in a 39,775 square-foot facility, under a lease expiring on December 31, 2016. We also have a 22,592 square foot customer support facility in Lewiston, Maine under a lease expiring on June 1, 2016. We maintain small offices in Princeton, New Jersey and Sunnyvale, California, as well as a small development office in Beijing, China.

Our data centers are located at two facilities in Massachusetts and one facility in Arizona. Our Wakefield, Massachusetts and Phoenix, Arizona data center leases expire between September 2015 and January 2016 and our Somerville, Massachusetts separate data hosting arrangement is cancellable by us upon 120 days' notice.

ITEM 3. LEGAL PROCEEDINGS

In August 2010, Oasis Research, LLC, or Oasis Research, filed a lawsuit against us and several of our competitors and other online technology companies in the U.S. District Court for the Eastern District of Texas, alleging that our cloud backup storage services, and the other companies' products or services, infringe certain of Oasis Research's patents. Oasis Research seeks an award for damages in an unspecified amount. Oasis Research does not currently seek an injunction. A trial date has been set for March 14, 2013. We are not able to assess with certainty the outcome of this lawsuit or the amount or range of potential damages or future payments associated with this lawsuit at this time.

In May 2012, Markley Boston, LLC filed a lawsuit against us in Massachusetts Superior Court seeking $1.6 million in damages related to our termination of a data center lease. We have accrued $1.0 million, being the discounted present value of the remaining contractual payments under the lease agreement. In addition, as a result of a court order, we have presented $0.5 million as restricted cash on our balance sheet. See Notes 12 and 13 to our financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

While we are not able to assess with certainty the outcome of these lawsuits, we intend to defend ourselves and prosecute our counterclaims vigorously. However, any litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending these lawsuits or their resolution will not have a material adverse impact on our business, operations, financial condition, or cash flows. In addition to these lawsuits, from time to time, we have been and may become involved in legal proceedings arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we are not presently involved in any other legal proceeding in which the outcome, if determined adversely to us, would be expected to have a material adverse effect on our business, operating results, or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been traded on The NASDAQ Global Market under the symbol "CARB" since our initial public offering on August 11, 2011. Prior to this time, there was no public market for our common stock. The following table shows the high and low sale prices per share of our common stock as reported on The NASDAQ Global Market for the periods indicated:

	2012		2011	
	High	Low	High	Low
First Quarter	$11.69	$7.90	$ —	$ —
Second Quarter	$11.70	$6.74	$ —	$ —
Third Quarter	$10.14	$5.78	$21.10	$10.80
Fourth Quarter	$10.12	$5.75	$14.65	$10.62

On March 1, 2013, the closing price as reported on The NASDAQ Global Market, of our common stock was $9.77 per share. As of March 1, 2013, we had approximately 60 holders of record of our common stock. This does not include the number of persons whose stock is held in nominee or "street" name accounts through brokers.

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors that our board of directors may deem relevant.

Our equity plan information required by this item is incorporated by reference to the information in Part III, Item 12 of this Annual Report on Form 10-K.

Performance Graph

The following performance graph compares the cumulative total return to holders of our common stock for the period from August 11, 2011, the date our common stock commenced trading on The NASDAQ Global Market, through December 31, 2012, against the cumulative total return of The NASDAQ Composite Index and The NASDAQ-100 Technology Sector Index.

The comparison assumes that $100.00 was invested in our common stock, The NASDAQ Composite Index and The NASDAQ-100 Technology Sector Index, and assumes reinvestment of dividends, if any. The graph assumes the initial value of our common stock on August 11, 2011 was the closing sale price on that day of $12.35 per share and not the initial offering price to the public of $10.00 per share. The performance shown on the graph below is based on historical results and is not intended to suggest future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG CARBONITE, INC., THE NASDAQ COMPOSITE INDEX
AND THE NASDAQ-100 TECHNOLOGY SECTOR INDEX



Stockholder Return Graph - Quarterly
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
8/11/2011
9/30/2011
12/30/2011
3/30/2012
6/29/2012
9/28/2012
12/31/2012
Carbonite
NASDAQ Composite
NASDAQ-100 Technology Sector Index

This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Carbonite, Inc. under the Securities Act of 1933, as amended.

Recent Sales of Unregistered Securities

There were no unregistered sales of our equity securities during the twelve months ended December 31, 2012.

Use of Proceeds

On August 10, 2011, our registration statement on Form S-1 (File No. 333-174139) was declared effective for our initial public offering. On August 16, 2011, we closed our initial public offering of 7,187,500 shares of common stock at an offering price of $10.00 per share, of which 6,303,973 shares were sold by us, including 937,500 shares pursuant to the underwriters' option to purchase additional shares, and 883,527 shares were sold by selling stockholders. The underwriters of the offering were Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, William Blair & Company, L.L.C., Canaccord Genuity Inc., Oppenheimer & Co. Inc., and Pacific Crest Securities Inc. Following the sale of the shares in connection with the closing of our initial public offering, the offering terminated.

As a result of the offering, including the underwriters' option to purchase additional shares, we received net proceeds of $55.6 million, after deducting total expenses of $7.4 million, consisting of underwriting discounts and commissions of $4.4 million and offering-related expenses of $3.0 million. None of such payments were direct or indirect payments to any of the Company's directors or officers or their associates, to person owning 10% or more of our common stock, or to any of our affiliates.

The net proceeds to us from our initial public offering have been invested in money market accounts and government and government agency securities.

There has been no material change in the planned use of proceeds from our initial public offering as described in our prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected consolidated financial and other data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes, and other financial information included in this Annual Report on Form 10-K. The selected consolidated financial and other data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

The consolidated statements of operations data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheets data as of December 31, 2012 and 2011 are derived from our audited consolidated financial statements included elsewhere in this report. The consolidated statements of operations data for the years ended December 31, 2009 and 2008 and the consolidated balance sheets data as of December 31, 2010, 2009 and 2008 are derived from our audited consolidated financial statements not included in this Annual Report on Form 10-K. Historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except share and per share data)				
Consolidated statements of operations data:					
Revenue	$ 84,043	$ 60,512	$ 38,563	$ 19,114	$ 8,202
Cost of revenue (1)	29,060	23,202	16,284	8,954	4,273
Gross profit	54,983	37,310	22,279	10,160	3,929
Operating expenses (1):					
Research and development	19,925	16,511	10,868	6,210	4,663
General and administrative	9,928	6,631	4,209	2,485	2,389
Sales and marketing	42,719	37,722	33,098	21,067	14,729
Restructuring charges	1,345	—	—	—	—
Total operating expenses	73,917	60,864	48,175	29,762	21,781
Loss from operations	(18,934)	(23,554)	(25,896)	(19,602)	(17,852)
Interest and other income, net	38	41	133	377	413
Loss before income taxes	(18,896)	(23,513)	(25,763)	(19,225)	(17,439)
Provision for income taxes	(40)	(23)	—	—	—
Net loss	(18,936)	(23,536)	(25,763)	(19,225)	(17,439)
Accretion of redeemable convertible preferred stock	—	(128)	(210)	(210)	(210)
Net loss attributable to common stockholders	$ (18,936)	$ (23,664)	$ (25,973)	$ (19,435)	$ (17,649)
Basic and diluted net loss per share attributable to common stockholders	$ (0.74)	$ (1.84)	$ (5.90)	$ (4.78)	$ (4.61)
Weighted-average number of common shares used in computing basic and diluted net loss per share	25,503,068	12,841,233	4,399,137	4,065,230	3,828,073

(1) Stock-based compensation included in the consolidated statements of operations data above was as follows:

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Cost of revenue	$ 440	$207	$ 45	$ 35	$16
Research and development	1,199	511	171	88	38
General and administrative	1,579	346	227	188	89
Sales and marketing	913	381	99	79	60

	As of December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Consolidated balance sheet data:					
Cash	$ 40,341	$59,842	$ 13,855	$ 28,276	$ 2,543
Working capital (deficit)	(11,685)	18,838	(12,381)	12,595	12,266
Total assets	100,925	99,606	40,941	46,433	30,701
Deferred revenue, including current portion	75,206	59,696	38,722	23,144	9,401
Total liabilities	86,994	72,004	47,834	29,149	14,009
Preferred stock warrant liability	—	—	82	18	18
Redeemable and convertible stock	—	—	68,730	67,770	48,387
Total stockholders' equity (deficit)	13,931	27,602	(75,623)	(50,486)	(31,696)

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except percentage data)				
Key metrics:					
Total customers (1)	1,431	1,223	951	590	281
Annual retention rate (2)	84%	82%	83%	79%	81%
Renewal rate (3)	82%	82%	81%	78%	78%
Bookings (4)	$98,488	$80,900	$ 54,141	$32,857	$ 14,069
Free cash flow (5)	$ (4,065)	$ (5,972)	$(12,204)	$ (8,045)	$(12,409)

(1) We define total customers as the number of paid Carbonite Home and Business subscriptions at the end of the relevant period.

(2) We define annual retention rate as the percentage of customers on the last day of the prior year who remain customers on the last day of the current year, or for quarterly presentations, the percentage of customers on the last day of the comparable quarter in the prior year who remain customers on the last day of the current quarter.

(3) We define renewal rate for a period as the percentage of customers who renew annual or multi-year subscriptions that expire during the period presented. Renewal rate excludes customers under our third-party distribution agreements and prior SMB offerings with subscriptions that remain active until cancelled.

(4) We define bookings as revenue recognized during the period plus the change in total deferred revenue (excluding deferred revenue recorded in connection with acquisitions) during the same period.

(5) We define free cash flow as net cash provided by (used in) operating activities, less capital expenditures, and adjusted for the cash portion of the lease exit charge.

Bookings and free cash flow are financial data that are not calculated in accordance with GAAP. The tables below provide reconciliation of bookings and free cash flow to revenue and cash provided by (used in) operating activities, respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP.

Our management uses annual retention rate to determine the stability of our customer base and to evaluate the lifetime value of our customer relationships. As customers' annual and multi-year subscriptions come up for renewal throughout the calendar year based on the dates of their original subscriptions, measuring retention on a trailing twelve month basis at the end of each quarter provides our management with useful and timely information about the stability of our customer base. Management uses renewal rate to monitor trends in customer renewal activity.

Our management uses bookings as a proxy for cash receipts. Bookings represent the aggregate dollar value of customer subscriptions received by us during a period. We initially record a subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period. Management uses free cash flow as a measure of our operating performance; for planning purposes, including the preparation of our annual operating budget; to allocate resources to enhance the financial performance of our business; to evaluate the effectiveness of our business strategies; to provide consistency and comparability with past financial performance; to determine capital requirements; to facilitate a comparison of our results with those of other companies; and in communications with our board of directors concerning our financial performance. We also use free cash flow as a factor when determining management's incentive compensation. Management believes that the use of free cash flow provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Although bookings and free cash flow are frequently used by investors and securities analysts in their evaluations of companies, bookings and free cash flow have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under GAAP. Some of these limitations are:

- bookings does not reflect our receipt of payment from subscribers;
- free cash flow does not reflect our future requirements for contractual commitments to vendors;
- free cash flow does not reflect the non-cash component of employee compensation or depreciation and amortization of property and equipment; and
- other companies in our industry may calculate bookings or free cash flow or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

The following tables present reconciliations of our bookings and free cash flow to revenue and cash provided by (used in) operating activities, respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Revenue	$84,043	$60,512	$38,563	$19,114	$ 8,202
Add change in deferred revenue (excluding acquisition)	14,445	20,388	15,578	13,743	5,867
Bookings	$98,488	$80,900	$54,141	$32,857	$14,069

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Cash provided by (used in) operating activities	$ 9,195	$ 7,572	$ (1,552)	$ (946)	$ (7,705)
Add cash portion of lease exit charge	157	—	—	—	—
Subtract capital expenditures	(13,417)	(13,544)	(10,652)	(7,099)	(4,704)
Free cash flow	$ (4,065)	$ (5,972)	$(12,204)	$(8,045)	$(12,409)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Risk Factors."

Overview

We are a leading provider of cloud backup solutions for consumers and SMBs. We provide easy-to-use, affordable, and secure cloud backup solutions with anytime, anywhere access to files stored on our servers. We believe that we are the best known brand in the cloud backup market.

In 2005, we began development of our cloud backup solution and raised our first capital from investors. We sold the first Carbonite subscription in 2006. In 2010, we introduced our SMB solution and expanded our management team to better focus on our consumer and SMB markets. We surpassed 100,000 subscribers in 2008, 500,000 subscribers in 2009, and 1,000,000 subscribers in early 2011. As of December 31, 2012, we had subscribers in more than 100 countries, with subscribers based in the U.S. representing 94% of our total revenue for 2012.

We derive our revenue from subscription fees from consumers and SMBs. We charge consumers a $59 flat fee for one year of unlimited cloud backup with our Carbonite Home solution. Our Carbonite HomePlus and Carbonite HomePremier solutions provide consumers with additional features at annual prices of $99 and $149, respectively. The pricing of all of our consumer solutions is discounted for multi-year subscriptions. Our SMB solutions, Carbonite Business and Carbonite BusinessPremier, allow for an unlimited number of users, subject to storage limits, and are priced starting at $229 and $599 per year, respectively. We charge customers the full subscription amount at the beginning of each subscription period. We initially record a subscription fee as deferred revenue and then recognize it ratably over the subscription period. The annual or multi-year commitments of our customers enhance management's visibility of our revenue and charging customers at the beginning of the subscription period provides working capital.

In October 2012, we acquired Zmanda, Inc. for $13.4 million, net of cash acquired. We believe that this acquisition will enhance our SMB offering with the ability to backup databases and file systems to the cloud, and will enable SMB's to obtain all of the backup solutions that they need from one vendor.

We are investing aggressively in customer acquisition because we believe that the market for cloud backup is in the early stages of development. Our largest expense is advertising for customer acquisition, which is recorded as sales and marketing expense. This is comprised of television and radio advertising, online display advertising, print advertising, paid search, direct marketing, and other expenses. Our total advertising expense in 2012, 2011, and 2010 was $24.1 million, $25.1 million, and $23.6 million, respectively. We generally spend more on advertising in the first and third quarters of each year based on the seasonality of customer purchasing patterns and fluctuations in advertising rates. In January 2012, we launched a new distribution strategy designed to sell large volumes of our solutions through our sales channel relationships including major retailers and resellers.

As we grow our business we continue to invest in additional storage and infrastructure. Our capital expenditures in 2012, 2011, and 2010 were $13.4 million, $13.5 million, and $10.7 million, respectively.

Our revenue has grown from $38.6 million in 2010 to $60.5 million in 2011 and $84.0 million in 2012. At the same time, our total operating costs have grown from $48.2 million in 2010 to $60.9 million in 2011 and

$73.9 million in 2012, principally as a result of our investment in customer acquisition and research and development. We expect to continue to devote substantial resources to customer acquisition, improving our technologies, and expanding our solutions. In addition, we expect to invest heavily in our operations to support anticipated growth and public company reporting and compliance obligations. We defer revenue over our customers' subscription periods, but expense marketing costs as incurred. As a result of these factors, we expect to continue to incur GAAP operating losses on an annual basis for the foreseeable future.

Our Business Model

We evaluate the profitability of a customer relationship over its lifecycle because of the nature of our business model. As we generally incur customer acquisition costs and capital equipment costs in advance of subscriptions while recognizing revenue ratably over the terms of the subscriptions. As a result, a customer relationship may not be profitable or result in positive cash flow at the beginning of the subscription period, even though it may be profitable or result in positive cash flow over the life of the customer relationship. While we offer both annual and multi-year subscription plans, a significant majority of our customers are currently on annual subscription plans. We typically generate positive cash flow during the first year of a multi-year subscription as we charge the subscription fee for the entire period at the beginning of the subscription.

Key Business Metrics

Our management regularly reviews a number of financial and operating metrics, including the following key metrics, to evaluate our business:

- *Total customers.* We calculate total customers as the number of paid Carbonite Home and Business subscriptions at the end of the relevant period. Each consumer subscription covers a single computer; therefore, a consumer with multiple computers would have multiple subscriptions. Each SMB subscription covers all computers of the SMB entity; therefore, an SMB with multiple computers would have one subscription.

- *Annual retention rate.* We calculate annual retention rate as the percentage of customers on the last day of the prior year who remain customers on the last day of the current year, or for quarterly presentations, the percentage of customers on the last day of the comparable quarter in the prior year who remain customers on the last day of the current quarter. Our management uses these measures to determine the stability of our customer base and to evaluate the lifetime value of our customer relationships.

- *Renewal rate.* We define renewal rate for a period as the percentage of customers who renew annual or multi-year subscriptions that expire during the period presented. Renewal rate excludes customers under our discontinued third-party distribution agreements and prior SMB offerings with subscriptions that remain active until cancelled. Our management uses this measure to monitor trends in customer renewal activity.

- *Bookings.* We calculate bookings as revenue recognized during a particular period plus the change in total deferred revenue (excluding deferred revenue recorded in connection with acquisitions) during the same period. Our management uses this measure as a proxy for cash receipts. Bookings represent the aggregate dollar value of customer subscriptions received by us during a period. We initially record a subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period.

- *Free cash flow.* We calculate free cash flow as net cash provided by (used in) operating activities, less purchases of property and equipment, and adjusted for the cash portion of the lease exit charge. Our management uses this measure to evaluate our operating results.

Subscription renewals may vary during the year based on the date of our customers' original subscriptions. As we recognize subscription revenue ratably over the subscription period, this generally has not resulted in a material seasonal impact on our revenue, but may result in material monthly and quarterly variances in one or more of the key business metrics described above.

Performance Highlights

The following table presents our performance highlights for the periods presented:

	Years Ended December 31,		
	2012	2011	2010
	(in thousands, except percentage data)		
Key metrics:			
Total customers	1,431	1,223	951
Annual retention rate	84%	82%	83%
Renewal rate	82%	82%	81%
Bookings	$98,488	$80,900	$ 54,141
Free cash flow	$ (4,065)	$ (5,972)	$(12,204)

Our total customers and bookings increased over the periods presented and we continue to invest in customer acquisition in an effort to drive continued growth in total customers and bookings. While we expect our total customers to continue to increase on an absolute basis, we expect that our annual percentage increase in total customers will decline as our customer base grows.

In June 2010, we decided to cease distribution of our consumer solutions through third-party distribution channels, and we terminated most of our distribution agreements at that time. During 2010, subscriptions purchased through third-party distributors accounted for 8% of our revenue. Historically, renewal rates for subscriptions purchased through third-party distributors were lower than for direct sales. Excluding renewal activity related to third-party distributor sales, our annual retention rates for the years ended December 31, 2012, December 31, 2011, and December 31, 2010 were 85%, 86%, and 85% respectively.

Our free cash flow over the periods presented has improved due to economies of scale and the impact of higher per customer profitability associated with consistently strong renewal rates. Free cash flow for the year ended December 31, 2012 improved by $1.9 million and $8.1 million compared to the years ended December 31, 2011 and December 31, 2010, respectively.

Key Components of our Consolidated Statements of Operations

Revenue

We derive our revenue from subscription fees from consumers and SMBs. We typically charge a customer's credit card the full price of the subscription at the commencement of the subscription period and at each renewal date, unless the customer decides not to renew the subscription. We initially record a customer subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period.

Cost of revenue

Cost of revenue consists primarily of costs associated with our data center operations and customer support centers, including wages and benefits for personnel, depreciation of equipment, amortization of developed technology, rent, utilities and broadband, equipment maintenance, software license fees, and allocated overhead. The expenses related to hosting our services and supporting our customers are related to the number of customers and the complexity of our services and hosting infrastructure. We expect these expenses to increase in absolute dollars as we continue to increase our number of customers. On a per subscriber basis, our costs have been decreasing as we purchase equipment and services in larger quantities and our customer support personnel become more efficient in supporting our customers. We have also experienced a downward trend in the cost of storage equipment and broadband service, which we expect will continue in the future.

Gross profit and gross margin

Our gross margins have historically expanded due to price increases for our consumer solutions, the introduction of higher priced offerings targeting both consumers and SMBs, cost savings resulting from a downward trend in the cost of storage equipment and services, and efficiencies of our customer support personnel in supporting our customers. We expect these trends to continue.

Operating expenses

Research and development. Research and development expenses consist primarily of wages and benefits for development personnel, consulting fees, rent, and depreciation. We have focused our research and development efforts on both improving ease of use and functionality of our existing solutions and developing new offerings. The majority of our research and development employees are located at our corporate headquarters in the U.S. We expect that research and development expenses will increase in absolute dollars on an annual basis as we continue to enhance and expand our services.

General and administrative. General and administrative expenses consist primarily of wages and benefits for management, finance, accounting, human resources, legal and other administrative personnel, legal and accounting fees, insurance, and other corporate expenses. We expect that general and administrative expenses will increase in absolute dollars on an annual basis as we continue to add personnel and enhance our internal information systems in connection with the anticipated growth of our business and incur costs related to operating as a public company.

Sales and marketing. Sales and marketing expenses consist primarily of advertising costs, wages and benefits for sales and marketing personnel, creative expenses for advertising programs, credit card fees, commissions paid to third-party partners and affiliates, and the cost of providing free trials. The largest component of sales and marketing expense is advertising for customer acquisition, principally television, radio, online, and print advertisements. Online search costs consist primarily of pay-per-click payments to search engine operators. Advertising costs are expensed as incurred. To date, marketing and advertising costs have been incurred principally in the U.S., but we may increase our marketing and advertising expenditures in other countries. We expect that we will continue to commit significant resources to our sales and marketing efforts to grow our business and awareness of our brand and solutions. We expect that sales and marketing expenses will continue to increase in absolute dollars on an annual basis, but decrease as a percentage of revenue.

Restructuring charges. Restructuring charges consists of the accrual of future remaining lease payments associated with the March 2012 closure of our Boston, Massachusetts data center and moving expenses to relocate equipment formerly hosted in that facility and the December 2012 personnel related restructuring of our operations in China. See Notes 12 and 13 to our financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions, and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances, but all such estimates and assumptions are inherently uncertain and unpredictable. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. Our most critical accounting policies are summarized below.

See Note 2 to our financial statements included elsewhere in this Annual Report on Form 10-K for additional information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue recognition

We derive revenue from cloud backup subscription services. These services are stand-alone independent service solutions, which are generally contracted for a one- to three-year term. Subscription agreements include access to use our solutions via the internet. We recognize revenue in accordance with the Financial Accounting Standards Codification (ASC) 605-10, *Overall Revenue Recognition.* Subscription revenue is recognized ratably on a daily basis upon activation over the subscription period, when persuasive evidence of an arrangement with a customer exists, the subscription period has been activated, the price is fixed or determinable, and collection is reasonably assured. Deferred revenue represents payments received from customers for subscription services prior to recognizing the revenue related to those payments.

Business Combinations

In accordance with ASC 805, *Business Combinations*, the Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management, which consider management's best estimates of inputs and assumptions that a market participant would use. Our identifiable intangible assets acquired consist of developed technology, customer relationships, tradenames, and non-compete agreements. Developed technology consists of products that have reached technological feasibility and tradenames represent acquired company and product names. Customer relationships represent the underlying relationships and agreements with customers of the acquired company's installed base. Non-compete agreements represent the protection against the loss of business and resultant cash flows from direct competition. We estimate the useful lives of our intangible assets based upon the expected period over which we anticipate generating economic benefits from the related intangible asset.

Goodwill and acquired intangible assets

We record goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Our estimates of fair value are based upon assumptions believed to be reasonable at that time, but that are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events or circumstances may occur, that may affect the accuracy or validity of such assumptions, estimates or actual results. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. We perform our assessment for impairment of goodwill on an annual basis and we have determined that there is a single reporting unit for the purpose of conducting this annual goodwill impairment assessment. For purposes of assessing potential impairment, we estimate the fair value of the reporting unit (based on our market capitalization) and compare this amount to the carrying value of the reporting unit (as reflected by our total stockholders' equity). If we determine that the carrying value of the reporting unit exceeds its fair value, an impairment charge would be required. Our annual goodwill impairment test is at November 30 of each year. To date, we have not identified any impairment to goodwill.

Intangible assets acquired in a business combination are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. We amortize acquired intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis. We review our intangible assets with definite lives for impairment, in conjunction with its other long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of any of these assets may not be recoverable. If the recoverability of these assets is considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its estimated fair value. We have not identified any impairment of its long-lived assets as of December 31, 2012, 2011, and 2010.

Income taxes

We provide for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization. We account for uncertain tax positions recognized in our consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Due to a history of losses, we have provided a full valuation allowance against our deferred tax assets as more fully described in Note 11 of our consolidated financial statements. The ability to utilize these losses, any future losses, and any other tax credits or attributes may be restricted or eliminated by changes in our ownership, changes in legislation, and other rules affecting the ability to offset future taxable income with losses from prior periods. Future determinations on the need for a valuation allowance on our net deferred tax assets will be made on an annual basis, and our assessment at December 31, 2012 reflects a continued need for a full valuation allowance.

Stock-based compensation

Accounting guidance requires employee stock-based payments to be accounted for under the fair value method. Under this method, we are required to record compensation cost based on the estimated fair value for stock-based awards granted amortized over the requisite service periods for the individual awards, which generally equals the vesting periods. We use the straight-line amortization method for recognizing stock-based compensation expenses.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards requires the use of highly subjective estimates and assumptions, including the estimated fair value of our common stock. Following our initial public offering, we used the quoted market price of our common stock to establish the fair value of the common stock underlying our stock options. Because there was no public market for our common stock prior to our initial public offering, our board of directors determined the fair value of our common stock with input from management, based on reports of an unrelated third-party valuation specialist.

We estimate the fair value of stock options on the date of grant using the Black-Scholes option-pricing model, which further requires the use of highly subjective estimates and assumptions, including expected stock price volatility, expected term of an award, risk-free interest rate, and expected dividend yield. As a public company with limited trading history, we consider both the volatility of our stock price and that of our publicly traded peer companies. The expected life assumption is based on the simplified method for estimating expected term as we do not have sufficient stock option exercise experience to support a reasonable estimate of the expected term. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with terms approximately equal to the expected life of the stock option. We use an expected dividend rate of zero as we currently have no history or expectation of paying cash dividends on our capital stock.

Results of Operations

The following table sets forth, for the periods presented, data from our consolidated statements of operations as well as the percentage of revenue that each line item represents. The period-to-period comparison of financial results is not necessarily indicative of future results. The information contained in the tables below should be read in conjunction with financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

	Years Ended December 31,		
	2012	2011	2010
	(in thousands)		
Consolidated statements of operations data:			
Revenue	$ 84,043	$ 60,512	$ 38,563
Cost of revenue	29,060	23,202	16,284
Gross profit	54,983	37,310	22,279
Operating expenses:			
Research and development	19,925	16,511	10,868
General and administrative	9,928	6,631	4,209
Sales and marketing	42,719	37,722	33,098
Restructuring charges	1,345	—	—
Total operating expenses	73,917	60,864	48,175
Loss from operations	(18,934)	(23,554)	(25,896)
Interest and other income, net	38	41	133
Loss before income taxes	(18,896)	(23,513)	(25,763)
Provision for income taxes	(40)	(23)	—
Net loss	(18,936)	(23,536)	(25,763)
Accretion of redeemable convertible preferred stock	—	(128)	(210)
Net loss attributable to common stockholders	$(18,936)	$(23,664)	$(25,973)

	Years Ended December 31,		
	2012	2011	2010
	(% of revenue)		
Consolidated statements of operations data:			
Revenue	100%	100%	100%
Cost of revenue	34.6	38.3	42.2
Gross profit	65.4	61.7	57.8
Operating expenses:			
Research and development	23.7	27.3	28.2
General and administrative	11.8	11.0	10.9
Sales and marketing	50.8	62.3	85.8
Restructuring charges	1.6	—	—
Total operating expenses	87.9	100.6	124.9
Loss from operations	(22.5)	(38.9)	(67.2)
Interest and other income (expense), net	—	—	0.4
Loss before income taxes	(22.5)	(38.9)	(66.8)
Provision for income taxes	—	—	—
Net loss	(22.5)%	(38.9)%	(66.8)%

Comparison of Years Ended December 31, 2012, 2011, and 2010

Revenue

	Years Ended December 31,			2011 to 2012 % Change	2010 to 2011 % Change
	2012	2011	2010		
	(in thousands, except percentage data)				
Revenue	$84,043	$60,512	$38,563	38.9%	56.9%

Revenue increased by $23.5 million from 2011 to 2012 and by $21.9 million from 2010 to 2011, primarily due to increases in the average selling prices for our consumer and SMB offerings and also due to 17.0% and 28.5% increases in the number of total customers in 2012 and 2011, respectively. Revenue from our SMB offerings was approximately $12.0 million in 2012 compared to $5.8 million in 2011.

Cost of revenue, gross profit, and gross margin

	Years Ended December 31,			2011 to 2012 % Change	2010 to 2011 % Change
	2012	2011	2010		
	(in thousands, except percentage data)				
Cost of revenue	$29,060	$23,202	$16,284	25.2%	42.5%
Gross profit	54,983	37,310	22,279	47.4%	67.5%
Gross margin	65.4%	61.7%	57.8%		

Cost of revenue increased by $5.9 million from 2011 to 2012 and by $6.9 million from 2010 to 2011, primarily due to an increase in the total number of customers. The increase in cost of revenue from 2011 to 2012 was comprised primarily of hosting costs of $5.1 million, including depreciation of equipment, personnel related costs of our operations employees, and increases in our data storage capacity, and an increase in customer support costs of $0.8 million, primarily attributable to increased personnel related costs of our customer support employees, partially offset by lower third-party outsourcing costs as a result of having replaced our outsourced support in India during 2011. The increase in cost of revenue from 2010 to 2011 was comprised primarily of hosting costs of $5.5 million, including depreciation of equipment, personnel related costs of our operations employees, and increases in our data storage capacity, and an increase in customer support costs of $1.4 million, primarily associated with the cost of new employees to replace outsourced support in India. Gross profit increased primarily as a result of operating efficiencies primarily due to economies of scale and our higher priced consumer and SMB offerings.

Operating expenses

	Years Ended December 31,			2011 to 2012 % Change	2010 to 2011 % Change
	2012	2011	2010		
	(in thousands, except percentage data)				
Research and development	$19,925	$16,511	$10,868	20.7%	51.9%
General and administrative	9,928	6,631	4,209	49.7%	57.5%
Sales and marketing	42,719	37,722	33,098	13.2%	14.0%
Restructuring charges	1,345	—	—	100.0%	—

Research and development. Research and development expenses increased by $3.4 million from 2011 to 2012 and by $5.6 million from 2010 to 2011, primarily due to personnel related costs associated with additional hiring to enhance the functionality of our solutions and to develop new offerings.

General and administrative. General and administrative expenses increased by $3.3 million from 2011 to 2012 and by $2.4 million from 2010 to 2011. In both years, we increased the number of general and administrative employees to support our overall growth. The overall increases consisted primarily of increases of $0.9 million and $1.5 million in professional fees, including legal and accounting fees, from 2011 to 2012 and 2010 to 2011, respectively, and increases of $1.9 million and $0.4 million in personnel related and recruiting costs from 2011 to 2012 and 2010 to 2011, respectively.

Sales and marketing. Sales and marketing expenses increased by $5.0 million from 2011 to 2012 and by $4.6 million from 2010 to 2011. The increase from 2011 to 2012 was attributable to an increase in advertising campaigns and other marketing expenses of $1.7 million and an increase in personnel related costs of $2.0 million, as a result of hiring new employees. In addition, costs related to free trials increased by $1.1 million. The increase from 2010 to 2011 was attributable to an increase in advertising campaigns of $1.5 million and an increase in personnel related costs of $1.1 million, as a result of hiring new employees. In addition, credit card processing fees increased by $0.8 million and costs related to free trials increased by $1.2 million.

Restructuring charges. Restructuring charges increased by $1.3 million from 2011 to 2012. This increase was attributable to the March 2012 closure of our Boston, Massachusetts data center and the relocation of the equipment formerly hosted in that facility of $1.1 million and the December 2012 personnel related restructuring of our operations in China of $0.2 million. See Notes 12 and 13 to our financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of $40.3 million, which primarily consisted of cash and money market funds. In connection with our initial public offering in August 2011, we received net proceeds of $55.6 million. Prior to our initial public offering, we had funded our operations primarily through prepayment of subscriptions and the sale of $68.8 million of preferred stock, all of which was converted into shares of our common stock in connection with our initial public offering. Our principal uses of cash are funding our operations and capital expenditures. In June 2011, we used $1.9 million of cash to acquire substantially all of the assets of Phanfare, Inc., which operates a service that enables users to create, maintain, and share online photo and video albums. In October 2012, we used $13.4 million of cash to acquire all of the outstanding capital stock of Zmanda, Inc., a provider of open source and cloud backup solutions.

Sources of funds

We believe, based on our current operating plan, that our existing cash and cash equivalents, marketable securities, and borrowings available under our revolving credit facility will be sufficient to meet our anticipated cash needs for at least the next 12 months.

From time to time, we may explore additional financing sources to develop or enhance our solutions, to fund expansion, to respond to competitive pressures, to acquire or to invest in complementary products, businesses or technologies, or to lower our cost of capital, which could include equity, equity-linked, and debt financing. There can be no assurance that any additional financing will be available to us on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock.

In September 2012, we amended and renewed our revolving bank credit facility in order to extend the term of the facility through August 31, 2013 and increased the maximum amount of indebtedness that we may incur to $25 million. Advances under the credit facility bear interest on the outstanding daily balance, at an annual rate equal to the lender's prime reference rate plus 0.25%. We have pledged our accounts receivable, equipment, and shares of our subsidiaries to the lender to collateralize our obligations under the credit facility. We have also agreed not to grant a security interest in or pledge our intellectual property to any third party. The credit facility contains customary events of default, conditions to borrowings and restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make distributions to our stockholders, make investments, or enter into certain types of related party transactions. The credit facility also includes financial and other covenants including covenants to maintain a minimum current ratio, a minimum number of total subscribers, and a restriction as to where we may hold the majority of our cash and investments. To date, we have not drawn down on our revolving credit facility. Any inability to meet our debt service obligations could adversely affect our financial position and liquidity.

Uses of funds

We have increased our operating and capital expenditures in connection with the growth in our operations and the increase in our personnel, and we anticipate that we will continue to increase such expenditures in the future. Our future capital requirements may vary materially from those now planned and will depend on many factors, including:

- the levels of advertising and promotion required to acquire and retain customers;
- expansion of our data center infrastructure necessary to support our growth;
- growth of our operations in the U.S. and worldwide;
- our development and introduction of new solutions; and
- the expansion of our sales, customer support, research and development, and marketing organizations.

Consistent with previous periods, future capital expenditures will focus on acquiring additional data storage and hosting capacity and general corporate infrastructure. We are not currently party to any purchase contracts related to future capital expenditures, other than short-term purchase orders.

Cash flows

The following table summarizes our cash flow data for 2012, 2011, and 2010.

	Years Ended December 31,		
	2012	2011	2010
	(in thousands)		
Net cash provided by (used in) operating activities	$ 9,195	$ 7,572	$ (1,552)
Net cash used in investing activities	(29,802)	(18,187)	(13,913)
Net cash provided by financing activities	1,102	56,600	1,041

Operating activities

Our cash flows from operating activities are significantly influenced by the amount of our net loss, growth in subscription sales and customer growth, changes in working capital accounts, the timing of prepayments and payments to vendors, add-backs of non-cash expense items such as depreciation and amortization, and stock-based compensation expense.

In 2012, cash provided by operating activities was $9.2 million, which was primarily driven by a $14.4 million increase in deferred revenue associated with the increase in subscription sales and customer growth. Net cash inflows from operating activities included non-cash charges of $16.3 million, including $10.8 million of depreciation and amortization and $4.1 million of stock-based compensation. These cash inflows were partially offset by our net loss of $18.9 million, a decrease in accounts payable and accrued expenses of $1.8 million, and a $0.6 million increase in prepaid expenses and other current assets.

In 2011, cash provided by operating activities was $7.6 million, which was primarily driven by a $20.4 million increase in deferred revenue associated with the increase in subscription sales and customer growth. Net cash inflows from operating activities included non-cash charges of $9.3 million, including $7.9 million of depreciation and amortization and $1.4 million of stock-based compensation. An increase in accounts payable and accrued expenses provided an additional $2.8 million. These cash inflows were partially offset by our net loss of $23.5 million and a $1.2 million increase in prepaid expenses and other current assets.

In 2010, we used $1.6 million in operating activities, which was primarily driven by our net loss of $25.8 million, offset by a $15.6 million increase in deferred revenue associated with the increase in subscription sales and customer growth, non-cash charges of $5.6 million, including $5.1 million of depreciation and $0.5 million of stock-based compensation, and a $3.0 million increase in current liabilities.

Investing activities

In 2012, cash used in investing activities was $29.8 million, consisting primarily of capital expenditures of $13.4 million primarily for server equipment and other data center infrastructure, an increase in restricted cash of $0.5 million, and the use of $13.4 million, net of cash acquired, in connection with the acquisition of Zmanda, Inc. In addition, purchases and maturities of marketable securities netted to a $2.5 million use of cash.

In 2011, cash used in investing activities was $18.2 million, consisting primarily of capital expenditures of $13.5 million primarily for server equipment and other data center infrastructure and the use of $1.9 million of net cash in connection with the acquisition of substantially all of the assets of Phanfare, Inc. In addition, purchases and maturities of marketable securities netted to a $2.7 million use of cash.

In 2010, we used $13.9 million in investing activities, consisting primarily of $10.7 million for the purchase of equipment, in addition to a net investment of $3.3 million in marketable securities.

Financing activities

Cash provided by financing activities in 2012 was $1.1 million from the proceeds from the exercise of stock options.

Cash provided by financing activities in 2011 was $56.6 million, consisting of $55.6 million of net proceeds from our initial public offering and $1.0 million from the proceeds from the exercise of stock options.

Cash provided by financing activities in 2010 was $1.0 million, consisting primarily of net proceeds of $0.8 million from the issuance of shares of Series D convertible preferred stock and $0.3 million from the proceeds from the exercise of stock options.

Off-balance sheet arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements.

Contractual obligations

The following table summarizes our contractual obligations at December 31, 2012 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payment Due by Period			
	Total	Less Than 1 Year	1-3 Years	3-5 Years
	(in thousands)			
Office lease obligations	$ 5,921	$1,807	$2,706	$1,408
Hosting facility lease obligations (1)	4,733	1,588	3,082	63
Other purchase commitments	6,616	5,029	1,587	—
Total	$17,270	$8,424	$7,375	$1,471

(1) Does not include $1.0 million related to our Boston, Massachusetts data center that we vacated in March 2012 and for which we have accrued $1.0 million as part of our restructuring charges. See Notes 12 and 13 to our financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

The commitments under our office lease obligations shown above consist primarily of lease payments for our Boston, Massachusetts corporate headquarters and our Lewiston, Maine customer support facility.

We also lease small amounts of general office space in Sunnyvale, California, Princeton, New Jersey, and Beijing, China under lease agreements that expire at various dates through March 2014.

Our Lewiston, Maine support facility lease expires on June 1, 2016. We may terminate this lease at any time after May 31, 2013. The lease contains a renewal option for an additional two years, and requires us to pay a proportion of increases in operating expenses and real estate taxes after January 1, 2013.

The commitment under our hosting facility obligations shown above consists of Somerville, Massachusetts, Wakefield, Massachusetts, and Phoenix, Arizona data centers.

Other purchase commitments shown above consist of contractual commitments to various vendors primarily for advertising, marketing, and broadband services.

Recent Accounting Pronouncements

Effective January 1, 2012, we adopted ASU No. 2011-08, *Testing Goodwill for Impairment (the revised standard).* The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. The adoption of this guidance did not have an effect on our consolidated financial statements.

Effective January 1, 2012, we adopted ASU No. 2011-05, *Presentation of Comprehensive Income.* Under this guidance, we can present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We elected to present comprehensive income using two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. As the new guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate fluctuation risks and foreign exchange risks.

Interest Rate Fluctuation Risk

Our cash consists of interest bearing bank accounts. We did not have long-term borrowings as of December 31, 2012. Interest income is sensitive to changes in the general level of U.S. interest rates. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Our cash equivalents and marketable securities are relatively insensitive to interest rate changes. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives. In the event that we borrow under our revolving credit facility, which bears interest at the lender's prime rate plus 0.25%, we would be exposed to interest rate fluctuations.

Foreign Currency Exchange Risk

We have foreign currency risks related to our operating expenses and potential revenue denominated in currencies other than the U.S. dollar, principally the Chinese Yuan. We do not believe movements in the foreign currencies in which we transact will significantly affect future net earnings. Foreign currency risk can be quantified by estimating the change in cash flows resulting from a hypothetical 10% adverse change in foreign exchange rates. We believe such a change would not have a material impact on our results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Carbonite, Inc.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Carbonite, Inc.

We have audited the accompanying consolidated balance sheets of Carbonite, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, redeemable and convertible preferred stock, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carbonite, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Carbonite Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 6, 2013

Carbonite, Inc.

Consolidated Balance Sheets

	December 31,	
	2012	2011
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,341	$ 59,842
Marketable securities	14,990	12,684
Accounts receivable, net of allowance	1,549	944
Prepaid expenses and other current assets	2,369	1,730
Restricted cash	500	—
Total current assets	59,749	75,200
Property and equipment, net	24,622	21,648
Other assets	147	189
Acquired intangible assets, net	4,871	1,055
Goodwill	11,536	1,514
Total assets	$ 100,925	$ 99,606
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,247	$ 6,858
Accrued expenses	5,068	4,999
Current portion of deferred revenue	60,119	44,505
Total current liabilities	71,434	56,362
Deferred revenue, net of current portion	15,087	15,191
Other long-term liabilities	473	451
Total liabilities	86,994	72,004
Commitments and contingencies (*Note 12*)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 6,000,000 shares authorized; no shares issued	—	—
Common stock, $0.01 par value; 45,000,000 shares authorized at December 31, 2012 and 2011, respectively; 25,806,123 and 25,137,342 shares outstanding at December 31, 2012 and 2011, respectively	258	251
Additional paid-in capital	133,059	127,807
Accumulated deficit	(119,373)	(100,437)
Treasury stock, at cost (2,009 shares)	(22)	(22)
Accumulated other comprehensive income	9	3
Total stockholders' equity	13,931	27,602
Total liabilities and stockholders' equity	$ 100,925	$ 99,606

The accompanying notes are an integral part of these consolidated financial statements.

Carbonite, Inc.

Consolidated Statements of Operations

	Years Ended December 31,		
	2012	2011	2010
	(In thousands, except share and per share data)		
Revenue	$ 84,043	$ 60,512	$ 38,563
Cost of revenue	29,060	23,202	16,284
Gross profit	54,983	37,310	22,279
Operating expenses:			
Research and development	19,925	16,511	10,868
General and administrative	9,928	6,631	4,209
Sales and marketing	42,719	37,722	33,098
Restructuring charges	1,345	—	—
Total operating expenses	73,917	60,864	48,175
Loss from operations	(18,934)	(23,554)	(25,896)
Interest and other income, net	38	41	133
Loss before income taxes	(18,896)	(23,513)	(25,763)
Provision for income taxes	(40)	(23)	—
Net loss	(18,936)	(23,536)	(25,763)
Accretion of redeemable convertible preferred stock	—	(128)	(210)
Net loss attributable to common stockholders	$ (18,936)	$ (23,664)	$ (25,973)
Basic and diluted net loss per share attributable to common stockholders	$ (0.74)	$ (1.84)	$ (5.90)
Weighted-average number of common shares used in computing basic and diluted net loss per share	25,503,068	12,841,233	4,399,137

The accompanying notes are an integral part of these consolidated financial statements.

Carbonite, Inc.

Consolidated Statements of Comprehensive Loss

	Years Ended December 31,		
	2012	2011	2010
	(In thousands)		
Net loss	$(18,936)	$(23,536)	$(25,763)
Other comprehensive income:			
Net unrealized gain (loss) on marketable securities	2	(2)	—
Foreign currency translation adjustments	4	2	3
Total other comprehensive income	6	—	3
Total comprehensive loss	$(18,930)	$(23,536)	$(25,760)

The accompanying notes are an integral part of these consolidated financial statements.

Carbonite, Inc.

Consolidated Statements of Redeemable and Convertible Preferred Stock and Stockholders' Equity (Deficit)

	Series A-2 Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount					
Balance at December 31, 2009	502,874	4,194	3,969,649	63,576	4,266,078	43	1,303	(51,832)	—	—	(50,486)
Issuance of Series D convertible preferred stock	—	—	21,968	750	—	—	—	—		—	—
Issuance of common stock in connection with stock option exercises	—	—	—	—	260,525	2	289	—	—	—	291
Accretion of redeemable convertible preferred stock to redemption value	—	210	—	—	—	—	—	(210)	—	—	(210)
Stock-based compensation expense	—	—	—	—	—	—	542	—	—	—	542
Other comprehensive income	—	—	—	—	—	—	—	—	—	3	3
Net loss	—	—	—	—	—	—	—	(25,763)	—	—	(25,763)
Balance at December 31, 2010	502,874	4,404	3,991,617	64,326	4,526,603	45	2,134	(77,805)	—	3	(75,623)
Issuance of common stock in connection with stock option exercises	—	—	—	—	825,302	8	982	—	—	—	990
Accretion of redeemable convertible preferred stock to redemption value	—	128	—	—	—	—	—	(128)	—	—	(128)
Repurchase of common stock	—	—	—	—	(2,009)	—	—	—	(22)	—	(22)
Stock-based compensation expense	—	—	—	—	—	—	1,357	—	—	—	1,357
Issuance of common stock in connection with initial public offering, net of issuance costs of $2,995	—	—	—	—	6,303,973	63	55,569	—	—	—	55,632
Conversion of redeemable and convertible preferred stock into common stock	(502,874)	(4,532)	(3,991,617)	(64,326)	13,483,473	135	67,691	1,032	—	—	68,858
Reclassification of a warrant to purchase shares of redeemable and convertible preferred stock into a warrant to purchase common stock	—	—	—	—	—	—	74	—	—	—	74
Net loss	—	—	—	—	—	—	—	(23,536)	—	—	(23,536)
Balance at December 31, 2011	—	$ —	—	$ —	25,137,342	251	$127,807	$(100,437)	$ (22)	$ 3	$ 27,602
Issuance of common stock in connection with stock option exercises	—	—	—	—	668,781	7	1,095	—	—	—	1,102
Stock-based compensation expense	—	—	—	—	—	—	4,157	—	—	—	4,157
Other comprehensive income	—	—	—	—	—	—	—	—	—	6	6
Net loss	—	—	—	—	—	—	—	(18,936)	—	—	(18,936)
Balance at December 31, 2012	—	$ —	—	$ —	25,806,123	258	$133,059	$(119,373)	$ (22)	$ 9	$ 13,931

The accompanying notes are an integral part of these consolidated financial statements.

Carbonite, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2012	2011	2010
	(In thousands)		
Operating activities			
Net loss	$(18,936)	$(23,536)	$(25,763)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	10,799	7,870	5,060
Gain on disposal of equipment	(41)	—	—
Amortization of premium on marketable securities	158	40	—
Stock-based compensation expense	4,131	1,445	542
Provision for (reduction of) reserves on accounts receivable	73	(2)	—
Non-cash restructuring charges	1,145	—	—
Re-measurement of preferred stock warrant liability	—	(8)	64
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(332)	(298)	(43)
Prepaid expenses and other current assets	(575)	(1,186)	(35)
Other assets	42	(112)	—
Accounts payable	(611)	1,935	2,383
Accrued expenses	(1,151)	833	531
Other long-term liabilities	48	203	131
Deferred revenue	14,445	20,388	15,578
Net cash provided by (used in) operating activities	9,195	7,572	(1,552)
Investing activities			
Purchases of property and equipment	(13,417)	(13,544)	(10,652)
Proceeds from maturities of marketable securities	13,704	10,000	6,808
Purchases of marketable securities	(16,197)	(12,694)	(10,069)
Net increase in restricted cash	(500)	—	—
Payment for acquisitions, net of cash acquired	(13,392)	(1,949)	—
Net cash used in investing activities	(29,802)	(18,187)	(13,913)
Financing activities			
Proceeds from exercise of stock options	1,102	990	291
Proceeds from issuance of preferred stock, net of issuance costs	—	—	750
Proceeds from issuance of common stock in connection with initial public offering, net of offering costs	—	55,632	—
Repurchase of common stock	—	(22)	—
Net cash provided by financing activities	1,102	56,600	1,041
Effect of currency exchange rate changes on cash	4	2	3
Net increase (decrease) in cash and cash equivalents	(19,501)	45,987	(14,421)
Cash and cash equivalents, beginning of period	59,842	13,855	28,276
Cash and cash equivalents, end of period	$ 40,341	$ 59,842	$ 13,855
Non cash investing and financing activities			
Accretion of redeemable convertible preferred stock	$ —	$ 128	$ 210
Acquisition of property and equipment included in accounts payable	$ 2,082	$ 2,658	$ 855
Conversion of redeemable and convertible preferred stock to common stock	$ —	$ 68,858	—
Conversion of preferred stock warrant to common stock warrant	$ —	$ 74	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Business

Carbonite, Inc. (the "Company") was incorporated in the State of Delaware on February 10, 2005, and focuses on the development and marketing of computer backup service that enable users to backup, access, and restore data files online.

The Company views its operations and manages its business in one operating segment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

In addition, through its wholly owned subsidiary Carbonite (China) Co., Ltd. ("Carbonite China"), the Company effectively controls a variable interest entity ("VIE"), Pan Sheng An Xin Internet Technology Co., Ltd., which is incorporated under the laws of the People's Republic of China. The People's Republic of China restricts foreign ownership of internet-related service companies. To comply with these foreign ownership restrictions, the Company operates its business in China through this VIE. The Company has entered into certain exclusive agreements with the VIE and its shareholders through Carbonite China, which provides the ability to direct the VIE's most significant economic activities and to receive a majority of VIE's economic benefits.

Based on these contractual arrangements, the Company consolidates the VIE as required by Financial Accounting Standards Codification ("ASC") 810-10, *Consolidation*, because the Company is the primary beneficiary of the VIE through Carbonite China. Despite the lack of majority ownership, there exists a parent-subsidiary relationship between the Company and the VIE through the aforementioned agreements, whereby the equity holders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to Carbonite China. In addition, the Company has the ability and intention to continue to exercise its rights to obtain substantially all of the profits and to absorb all of the expected losses of the VIE.

All intercompany accounts and transactions between the Company, its subsidiaries, and the VIE have been eliminated in consolidation. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management's estimates if past experience or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.

Translation of Foreign Currencies

The functional currency of the Company's foreign subsidiary and VIE is the local currency in which they operate. The financial statements of the Company's foreign subsidiary and VIE in China are translated into U.S.

dollars. The Company translates assets and liabilities at the exchange rates in effect at period-end and revenues and expenses at the average exchange rates in effect during the period. Gains and losses from foreign currency translation are recorded as a component of other comprehensive income (loss).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, marketable securities, and accounts receivable. The Company maintains its cash and cash equivalents and marketable securities with high-quality financial institutions and, consequently, the Company believes that such funds are subject to minimal credit risk. Cash equivalents and marketable securities consist of investment grade debt securities or money market funds investing in such securities.

The Company sells its services primarily to consumer and small business customers. Payment for the majority of the Company's sales occurs via credit card. The Company regularly reviews its accounts receivable related to customers billed on traditional credit terms and provides an allowance for expected credit losses. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable. At December 31, 2012, one customer represented approximately 11% of the Company's accounts receivable balance and no customer represented 10% or more of the Company's revenue for all periods presented.

Revenue Recognition

The Company derives revenue from online backup subscription services. These services are standalone independent service solutions, which are generally contracted for a one- to three-year term. Subscription arrangements include access to use the Company's services via the internet. The Company recognizes revenue in accordance with ASC 605-10, *Overall Revenue Recognition.* Subscription revenue is recognized ratably on a daily basis upon activation over the subscription period, when persuasive evidence of an arrangement with a customer exists, the subscription period has been activated, the price is fixed or determinable, and collection is reasonably assured. Deferred revenues represent payments received from customers for subscription services prior to recognizing the revenue related to those payments.

Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation.

Short-term investments in marketable securities are classified as available-for-sale and are recorded at fair value. Realized gains and losses and declines in value judged to be other-than-temporary are included in income based on the specific identification method. Unrealized gains and losses (excluding other-than-temporary impairments) are reported as a component of accumulated other comprehensive income (loss). Fair value is determined based on quoted market prices.

The Company reviews its investments for other-than-temporary impairment whenever evidence indicates that an investment's carrying amount is not recoverable within a reasonable period of time. There were no other-than-temporary impairments during the year ended December 31, 2012.

Property and Equipment

Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Classification	Estimated Useful Life
Computer equipment	2 – 4 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or remaining life of lease

Impairment of Long-Lived Assets

The Company reviews property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the recoverability of these assets is considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its estimated fair value. The Company has not identified any impairment of its long-lived assets as of December 31, 2012, 2011, and 2010.

Business Combinations

In accordance with ASC 805, *Business Combinations*, the Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management, which consider management's best estimates of inputs and assumptions that a market participant would use. The Company's identifiable intangible assets acquired consist of developed technology, customer relationships, tradenames, and non-compete agreements. Developed technology consists of products that have reached technological feasibility and tradenames represent acquired company and product names. Customer relationships represent the underlying relationships and agreements with customers of the acquired company's installed base. Non-compete agreements represent the protection against the loss of business and resultant cash flows from direct competition. The Company estimates the useful lives of its intangible assets based upon the expected period over which the Company anticipates generating economic benefits from the related intangible asset.

Goodwill and Acquired Intangible Assets

The Company records goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. The Company's estimate of fair value are based upon assumptions believed to be reasonable at that time, but that are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events or circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. The Company performs its assessment for impairment of goodwill on an annual basis and it has determined that there is a single reporting unit for the purpose of conducting this annual goodwill impairment assessment. For purposes of assessing potential impairment, the Company estimates the fair value of the reporting unit (based on the Company's market capitalization) and compares this amount to the carrying value of the reporting unit (as reflected by the Company's total stockholders' equity). If the Company determines that the carrying value of the reporting unit exceeds its fair value, an impairment charge would be required. The Company's annual goodwill impairment test is at November 30 of each year. To date, the Company has not identified any impairment to goodwill.

Intangible assets acquired in a business combination are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. The Company amortizes acquired intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis. The Company reviews its intangible assets with definite lives for impairment, as discussed above. See policy on "Impairment of Long-Lived Assets," above, for additional information.

Software and Website Development Costs

Research and development costs are expensed as incurred and primarily include salaries, fees to consultants, and other related costs. The Company follows the guidance of ASC 350-40, *Internal Use Software* and ASC 350-50, *Website Development Costs*, in accounting for its software and website development costs. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Because the Company believes the majority of its development efforts are categorized in operation stage (post-implementation), no costs have been capitalized to date. These costs are included in the accompanying statements of operations as research and development expense.

Advertising Expenses

The Company expenses advertising costs as incurred. During the years ended December 31, 2012, 2011, and 2010, the Company incurred approximately $24.1 million, $25.1 million, and $23.6 million of advertising expense, respectively, which is included in sales and marketing expense in the accompanying statements of operations.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company specifically analyzes historical bad debts, the aging of the accounts receivable, creditworthiness, and current economic trends, to evaluate the allowance for doubtful accounts. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted, and the potential for recovery is considered remote.

Income Taxes

The Company provides for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Segment Information

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment. The Company does not disclose geographic information for revenue and long-lived assets as revenue and long-lived assets located outside the United States do not exceed 10% of total revenue and total assets.

Accounting for Stock-Based Compensation

Stock-based compensation is recognized as an expense in the financial statements based on the grant date fair value of the stock awards granted. For awards that vest based on service conditions, the Company uses the straight-line method to allocate compensation expense for awards expected to vest over the requisite service period of those awards. The grant date fair value of options granted is calculated using the Black-Scholes option-pricing model, which requires the use of subjective assumptions including volatility, expected term, risk-free interest rate, and expected dividend yield. The grant date fair value of restricted stock units granted is based on the fair value of the underlying common stock on the date of grant.

Recently Issued and Adopted Accounting Standards

Effective January 1, 2012, the Company adopted ASU No. 2011-08, *Testing Goodwill for Impairment (the revised standard)*. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. The adoption of this guidance did not have an effect on the Company's consolidated financial statements.

Effective January 1, 2012, the Company adopted ASU No. 2011-05, *Presentation of Comprehensive Income*. Under this guidance, the Company can present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company elected to present comprehensive income using two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. As the new guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on the Company's consolidated financial statements.

3. Net Loss per Share

The Company calculates basic and diluted net loss per share of common stock by dividing the net loss adjusted for the dividend on the redeemable convertible preferred stock by the weighted average number of shares of common stock outstanding during the period. The Company's redeemable and convertible preferred stock outstanding for 2011 and 2010 are participating securities as defined by ASC 260-10, *Earnings Per Share*, but are excluded from the earnings per share calculation in 2011and 2010 as they did not have an obligation to share in the Company's net losses.

The Company's net loss per share is calculated as follows (in thousands, except per share data):

	2012	2011	2010
Net loss	$(18,936)	$(23,536)	$(25,763)
Accretion of redeemable convertible preferred stock	—	(128)	(210)
Net loss attributable to common stockholders	$(18,936)	$(23,664)	$(25,973)
Weighted-average number of shares of common stock, basic and diluted	25,503	12,841	4,399
Net loss per share attributable to common stockholders, basic and diluted	$ (0.74)	$ (1.84)	$ (5.90)

The following potentially dilutive common stock equivalents have been excluded from the computation of diluted weighted-average shares outstanding as of December 31, 2012, 2011, and 2010 as they would be anti-dilutive due to the Company's net losses (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Redeemable and convertible preferred stock	—	—	13,483
Options to purchase common stock	3,294	2,867	2,473
Warrant	11	11	11
Restricted stock	0	9	27
Total	3,305	2,887	15,994

4. Fair Value of Financial Instruments

The Company applies the guidance in ASC 820, *Fair Value Measurements and Disclosures*, ("ASC 820"), which provides that fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets and liabilities or market corroborated inputs.

Level 3: Unobservable inputs are used when little or no market data is available, which requires the Company to develop its own assumptions about how market participants would value the assets or liabilities. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible in its assessment of fair value.

The Company's assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy are summarized as follows (in thousands):

	December 31, 2012				December 31, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Cash equivalents —money market funds	$15,644	$ —	$ —	$15,644	$40,943	$ —	$—	$40,943
Marketable securities — U.S. agency and treasury securities	—	14,990	—	14,990	—	12,684	—	12,684
Total	$15,644	$14,990	$ —	$30,634	$40,943	$12,684	$—	$53,627
Accrued liabilities:								
Lease exit charge	$ —	$ —	$1,000	$ 1,000	$ —	$ —	$—	$ —

The Company's marketable securities are classified as Level 2 within the fair value hierarchy as they are valued using professional pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets. The Company has a $1.0 million accrual relating to lease exit charges. The Company has classified this as a Level 3 fair value measure. The Company measured the accrual based on the discounted present value of the remaining lease payments of the vacated Boston, Massachusetts data center through the August 2013 lease expiration. The rate used to present value the payments of 4.25% is based on the rate associated with the Company's revolving line of credit. There were no other changes or additions to Level 3 measurements during the year.

5. Acquisition

Phanfare, Inc.

In June 2011, the Company acquired substantially all of the assets of Phanfare, Inc., for $1.9 million, net of cash acquired, and the assumption of certain liabilities. Phanfare's service enables users to create, maintain, and share online photo and video albums. The Company maintains the former service, employees, and office location of Phanfare.

The results of operations for the acquisition have been included in the Company's operations since the date of acquisition and were not material for the periods presented.

The acquisition of Phanfare has been accounted for as a purchase of a business and, accordingly, the total purchase price has been allocated to the tangible and identifiable intangible assets acquired and the net liabilities assumed based on their respective fair values on the acquisition date. As a result of the acquisition of Phanfare, the Company recorded goodwill in the amount of $1.5 million and identifiable intangible assets of $1.2 million. The identified intangible assets will be amortized on a straight-line basis over their estimated useful lives. The following table presents the estimated fair values and useful lives of the identifiable intangible assets acquired:

	Amount	Weighted Average Useful Life
	(in thousands)	(in years)
Developed technology	$ 880	5
Customer relationships	180	3
Non-compete agreements	150	5
Total identifiable intangible assets	$1,210	4.7

Zmanda, Inc.

In October 2012, the Company completed the acquisition of all of the outstanding capital stock of Zmanda, Inc. for $13.4 million, net of cash acquired. Accordingly, the total purchase price has been allocated to the tangible and identifiable intangible assets acquired and the net liabilities assumed based on their respective fair values on the acquisition date. The Company believes that this acquisition will enhance its small and medium sized business ("SMB") offering with the ability to backup databases and file systems to the cloud, and will enable SMBs to obtain all of the backup solutions that they need from one vendor. Zmanda's offerings will provide IT resellers with affordable, secure, and easy to use solutions for data protection and recovery for their clients.

The results of operations for the acquisition have been included in the Company's operations since the date of acquisition and were not material for the periods presented.

The aggregate purchase price was $14.4 million, including $1.0 million of cash acquired. The Company allocated the purchase price as follows (in thousands):

Cash acquired	$ 958
Accounts receivable	346
Prepaid and other	33
Property and equipment	19
Intangible assets	4,130
Goodwill	10,022
Total assets acquired	15,508
Less fair value of liabilities assumed	1,158
Net assets acquired	$14,350

Goodwill of $10.0 million was recognized for the excess purchase price over the fair value of the net assets acquired. The goodwill recorded in connection with this transaction is primarily related to the expected synergies to be achieved related to the Company's SMB product offerings and the ability to leverage existing sales and marketing capacity and customer base with respect to the acquired Zmanda service. Goodwill from the acquisition of Zmanda is included within the Company's one reporting unit and is included in the Company's annual review for impairment. It is not amortized for tax purposes as this acquisition was a stock purchase.

Identifiable intangible assets of $4.1 million are amortized based upon the pattern in which economic benefits related to such assets are realized. Developed technology consists of products that have reached technological feasibility and tradenames represent acquired company and product names. The developed technology and tradename intangibles were valued using the relief from royalty method, which considers both the market approach and the income approach. Customer relationships represent the underlying relationships and agreements with customers of the acquired company's installed based. To value the customer relationships, the Company utilized the income approach, specifically a variation of the discounted cash-flow method known as the multiperiod excess earnings method. Non-compete agreements represent the protection against the loss of business and resultant cash flows from direct competition. The comparative business valuation method was used to value the non-compete agreements. The following table presents the estimated fair values and useful lives of the identifiable intangible assets acquired:

	Amount	Weighted Average Useful Life
	(in thousands)	(in years)
Developed technology	$2,100	8
Customer relationships	1,400	7
Tradenames	400	8
Non-compete agreements	230	3
Total identifiable intangible assets	$4,130	7.4

6. Goodwill and Acquired Intangible Assets

As of December 31, 2012, the carrying amount of goodwill is $11.5 million. The change in the carrying amount of goodwill is as follows (in thousands):

Balance as of December 31, 2011	$ 1,514
Goodwill related to the acquisition of Zmanda, Inc.	10,022
Balance as of December 31, 2012	$11,536

Goodwill is not amortized. The Company reviews goodwill for impairment at least annually in the fourth quarter, or on an interim basis if an event or circumstance occurs indicating the potential for impairment. The Company completed the annual impairment review as of November 30, 2012 by estimating the fair value of the reporting unit (based on the Company's market capitalization) and comparing this amount to the carrying value of the reporting unit (as reflected by the Company's total stockholders' equity). The Company determined that goodwill was not impaired. To date, the Company has had no impairments to goodwill.

Purchased intangible assets consist of the following (in thousands):

		December 31, 2012			December 31, 2011		
	Weighted-Average Estimated Useful Life (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Developed technology	7.1	$2,980	$314	$2,666	$ 880	$102	$ 778
Customer relationships	6.5	1,580	95	1,485	180	35	145
Tradename	8.0	400	6	394	—	—	—
Non-compete agreements	3.8	380	54	326	150	18	132
		$5,340	$469	$4,871	$1,210	$155	$1,055

The Company recorded amortization expense of $0.3 million and $0.2 million for the years ended December 31, 2012 and 2011, respectively. Amortization relating to developed technology is recorded within cost of revenue, amortization of customer relationships is recorded within sales and marketing expenses, and amortization of tradenames and non-compete agreements is recorded within general and administrative expenses. Future estimated amortization expense of acquired intangibles is as follows (in thousands):

2013	$ 667
2014	1,199
2015	1,052
2016	713
2017	508
Thereafter	732
	$4,871

7. Property and Equipment

Property and equipment consists of the following at December 31, 2012 and 2011 (in thousands):

	December 31,	
	2012	2011
Computer equipment	$ 46,475	$ 36,633
Software	1,609	1,239
Furniture and fixtures	571	512
Leasehold improvements	1,114	800
Total property and equipment	49,769	39,184
Less accumulated depreciation and amortization	(25,147)	(17,536)
Property and equipment, net	$ 24,622	$ 21,648

Depreciation and amortization expenses were $10.5 million, $7.7 million, and $5.1 million for the years ended December 31, 2012, 2011, and 2010, respectively.

8. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,	
	2012	2011
Accrued media spend	$1,910	$1,223
Accrued other expenses	1,736	1,070
Accrued restructuring	1,022	—
Accrued compensation	400	2,706
Total accrued expenses	$5,068	$4,999

9. Redeemable and Convertible Preferred Stock and Stockholders' Equity (Deficit)

Initial Public Offering

In August 2011, the Company closed its initial public offering ("IPO") of 7,187,500 shares of common stock at a price of $10.00 per share, including 937,500 shares of common stock pursuant to exercise of the underwriters' option to purchase additional shares. Of the total shares of common stock sold in the IPO, 6,303,973 shares were sold by the Company and 883,527 were sold by selling stockholders. The Company received aggregate proceeds of $58.6 million, net of underwriters' discounts and commissions, but before deducting offering expenses of approximately $3.0 million. Upon the closing of the IPO, the Company's outstanding shares of redeemable and convertible preferred stock ("Preferred Stock") converted into 13,483,473 shares of common stock and all outstanding warrants to purchase Preferred Stock converted into warrants to purchase 11,316 shares of common stock. Also simultaneously with the closing of the IPO, the Company's charter was amended and restated to authorize 45,000,000 shares of common stock, par value $0.01 per share, and 6,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated.

Redeemable and Convertible Preferred Stock

Prior to the Company's IPO, at which time all shares of Preferred Stock, consisting of 502,874 shares of Series A-2 redeemable convertible preferred stock ("Series A-2") and 3,991,617 of convertible preferred stock, were converted into shares of common stock, the following rights, privileges and preferences of the preferred stock were as follows:

Dividends

The holders of Preferred Stock were entitled to receive, out of funds lawfully available, dividends, when, as and if they were declared by the Company's Board of Directors, at an annual rate per share, without compounding, equal to 6% of the original purchase price. Dividends accrued, whether or not declared, and were cumulative and payable upon the occurrence of a liquidation event for all Preferred Stock, as well as upon redemption for Series A-2. Therefore, dividends were accreted on the Series A-2 such that it was presented at redemption value. No dividends were declared through the date on which the Preferred Stock was converted into common stock.

Redemption

Holders of Series A-2 could have elected to have their shares redeemed at any time after December 31, 2012, upon written request to the Company. The redemption amount would have been the original issue price, plus any accrued but unpaid dividends. Dividends were accreted on Series A-2 such that it was presented at redemption value. Upon conversion of the Series A-2 to common stock, all accrued dividends were reversed through accumulated deficit.

Additional Rights, Preferences, and Privileges

In addition to those rights described above and the registration rights described below, the holders of the Company's Preferred Stock had certain voting rights, liquidation preferences, and conversion privileges. All rights, preferences and privileges associated with the Preferred Stock, other than the registration rights described below, were terminated at the time of the Company's IPO in conjunction with the conversion of all outstanding shares of Preferred Stock into shares of common stock.

Registration Rights

Pursuant to an investors' rights agreement, the holders of the Company's common stock that resulted from the conversion of the Preferred Stock have certain registration rights. The holders have the right to demand that the Company register such shares of common stock pursuant to the Securities Act of 1933, as amended. Subject to certain limitations, the Company shall bear the fees, costs, and expenses of such registration, other than underwriting discounts and commissions. The Company is not required to settle such registration rights by delivery of registered shares or by a net cash settlement.

Warrants

In October 2006, in connection with a commercial line of credit, the Company issued a warrant to purchase shares of Series A-2, which, at the time of the Company's IPO, was converted into a warrant to purchase 11,316 shares of common stock at a price of $2.32 per share (the "Warrant"). The Warrant is exercisable at any time through expiration in October 2013. The Company valued the Warrant at the date of grant at $18 thousand, and recorded the fair value of the Warrant as a charge to interest expense. The Company remeasured the fair value of the Warrant each reporting period in accordance with the provisions of ASC 480, *Distinguishing Liabilities from Equity,* resulting in a fair value of $82 thousand as of December 31, 2010, which was recorded in other long-term liabilities. At the time of conversion of the Warrant in connection with the Company's IPO, the fair value of the Warrant was $74 thousand, which was reclassified as a component of additional paid-in capital. No portion of the Warrant has been exercised as of December 31, 2012.

10. Stock-based Awards

The Company's 2005 Stock Incentive Plan (the "2005 Plan") provided for granting of incentive stock options, non-qualified options, restricted stock, or other awards to the Company's employees, officers, directors, and outside consultants up to an aggregate of 3,601,551 shares of the Company's common stock. In conjunction with the effectiveness of the 2011 Equity Award Plan (the "2011 Plan"), the Company's Board of Directors voted that no further stock options or other equity-based awards would be granted under the 2005 Plan.

The Company's 2011 Plan provides for the issuance of stock options, restricted stock, and other stock-based awards to the employees, officers, directors, and consultants of the Company or its subsidiaries. In connection with the approval of the plan, the Company reserved 1,662,000 shares of common stock for issuance under the 2011 Plan. On January 1st of each year, beginning on January 1, 2012, the number of shares reserved under the 2011 Plan will increase by the lesser of 1,500,000 shares, 4.0% of the outstanding shares of common stock and common stock equivalents, or another amount determined by the Company's Board of Directors.

As of December 31, 2012, 454,308 shares of common stock were available for future grant under the 2011 Plan.

Stock Options

Stock options granted to employees generally vest over a three- or four-year period, and expire ten years from the date of grant. Certain option awards provide for accelerated vesting if there is a change of control, as defined in the 2005 Plan or 2011 Plan, as applicable. The Company has generally granted stock options at exercise prices not less than the fair market value of its common stock on the date of grant.

The Company records compensation expense related to stock options based on the estimated fair value of the stock option on the date of grant amortized over the service periods for the individual awards, which generally equals the vesting periods. The Company uses the straight-line amortization method for recognizing stock-based compensation expenses.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective estimates and assumptions, including the estimated fair value of the Company's common stock. Following its IPO, the Company used the quoted market price of its common stock to establish fair value of the common stock underlying stock options. Prior to the IPO, because there was no public market for the Company's common stock, the Company's Board of Directors determined the fair value of the Company's common stock with input from management, based on the report of an unrelated third-party valuation specialist.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model, which further requires the use of highly subjective estimates and assumptions, including expected stock price volatility, expected term of an award, risk-free interest rate, and expected dividend yield.

The assumptions used to estimate the fair value of the stock options using the Black-Scholes option-pricing model were as follows for the years ended December 31, 2012, 2011, and 2010:

	Years Ended December 31,		
	2012	2011	2010
Weighted-average fair value of common stock	$9.03	$12.20	$7.32
Risk-free interest rate	0.83% to 1.33%	2.12% to 2.4%	1.45% to 3.04%
Expected dividend yield	—%	—%	—%
Expected volatility	55% to 57%	53% to 62%	61% to 64%
Expected term (in years)	5.5 to 6.1	5.8 to 6.1	6.1

Risk-Free Interest Rate

The Company bases the risk-free interest rate that it uses in the option valuation model on U.S. Treasury zero-coupon issues with remaining maturities similar to the expected term of the options.

Expected Dividend Yield

The Company has not paid, and does not anticipate paying, cash dividends on shares of common stock; therefore, the expected dividend yield is assumed to be zero in the option valuation model.

Expected Volatility

Until the Company's IPO, as there had been no public market for the Company's common stock, the Company determined the volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. Beginning at the time of the Company's IPO, the expected volatility of options granted has been determined using a combination of the historical volatility measures of this peer group of companies for a period equal to the expected term of the option.

Expected Term

The Company has limited public historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. As a result, for stock option grants made during the years ended December 31, 2012, 2011, and 2010 the expected term was estimated using the "simplified method." The simplified method is based on the average of the vesting tranches and the contractual life of each grant.

Forfeitures

The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest.

The following table summarizes stock option activity under the 2005 and 2011 Plans:

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands) (2)
Outstanding at December 31, 2011	2,867,310	$6.74	8.41	$12,491
Granted	1,580,000	9.03		
Exercised	(668,781)	1.65		
Canceled	(484,509)	9.01		
Outstanding at December 31, 2012	3,294,020	$8.54	7.56	$ 6,193
Exercisable at December 31, 2012	1,115,419	$6.93	5.91	$ 3,804
Vested and expected to vest at December 31, 2012(1)	3,068,532	$8.49	7.48	$ 5,987

(1) Represents the number of vested stock options as of December 31, 2012, plus the number of unvested stock options expected to vest as of December 31, 2012, based on the unvested stock options outstanding at December 31, 2012, adjusted for estimated forfeitures.

(2) The aggregate intrinsic value is calculated as the positive difference between the exercise price of the underlying stock options and the fair market value of the Company's common stock on December 31, 2011 and December 31, 2012.

The weighted-average grant date fair value of options granted to employees during the years ended December 31, 2012, 2011, and 2010 was $4.73, $6.47, and $4.68 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011, and 2010 was approximately $4.9 million, $8.0 million, and $1.2 million, respectively.

At both December 31, 2012 and 2011, there was approximately $9.4 million of unrecognized stock-based compensation cost, net of estimated forfeitures, related to unvested stock options that is expected to be recognized over a weighted-average period of 2.38 and 2.96 years, respectively. The total unrecognized stock-based compensation cost will be adjusted for future changes in estimated forfeitures.

Incentive Unit Agreements

In 2011, the Company's Board of Directors adopted the Incentive Unit Plan, which provides up to an aggregate of 60,000 incentive units ("Units") to certain employees of its subsidiary in China to afford these employees the benefit of any appreciation in the value of the Company. The Units had a five year term and vested upon a performance condition, which has been satisfied, and a service period of up to four years. Upon vesting, the recipients of Units received a cash bonus based on the difference between the fair value of the Company's stock and the base value set forth in their respective Incentive Units Agreements. In January 2012, the Board of Directors determined to cease issuance of any further grants pursuant to the Incentive Unit Plan. In connection with the restructuring of the Company's China operations in December 2012, the Incentive Unit Plan has been terminated. As of December 31, 2012, all Units have either been paid out or have been terminated, in each case in accordance with the Incentive Unit Plan.

Restricted Stock

In 2009, the Company sold an aggregate of 72,000 shares of common stock at the fair value of $1.31 per share to non-employee members of the Board of Directors under restricted stock agreements in accordance with the terms of the Company's 2005 Plan. During 2009, due to the departure of one board member, 18,000 of these shares were forfeited. The restricted stock vests ratably over three years from the grant date. In the event that a member of the Board of Directors ceases to serve on the Company's Board of Directors for any reason, with or without cause, the Company has the right to repurchase some or all of the unvested shares at the fair values on the dates of issuance.

The fair value of the restricted stock is based on the fair value of the Company's common stock on the date of grant. Stock-based compensation expense related to restricted stock is recognized on a straight-line basis over the requisite service period. There are no performance-based measures. During 2012, the 9,000 shares of restricted stock that were unvested as of December 31, 2011 vested.

Stock-based compensation is reflected in the consolidated statement of operations as follows for the years ended December 31, 2012, 2011, and 2010 (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Cost of revenues	$ 440	$ 207	$ 45
Research and development	1,199	511	171
General and administrative	1,579	346	227
Sales and marketing	913	381	99
	$4,131	$1,445	$542

11. Income Taxes

The domestic and foreign components of loss before provision for income taxes were as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Domestic	$(17,990)	$(22,562)	$(25,666)
Foreign	(906)	(951)	(97)
Total	$(18,896)	$(23,513)	$(25,763)

A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in operations follows:

	Year Ended December 31,		
	2012	2011	2010
Expected income tax benefit using U.S. federal statutory rate	34.0%	34.0%	34.0%
Change in the valuation allowance	(29.6)	(32.4)	(33.3)
Nondeductible stock-based compensation	(2.9)	(1.6)	(0.7)
Other	(1.7)	(0.1)	(0.0)
	(0.2)%	(0.1)%	0.0%

Components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	2012	2011
Deferred tax assets:		
Net operating loss carryforwards	$ 44,198	$ 34,411
Research and development tax credit carryforwards	3,421	2,395
Deferred revenue	6,433	3,970
Other	2,169	791
Total deferred tax assets	56,221	41,567
Valuation allowance for deferred tax assets	(51,290)	(40,146)
Total deferred tax assets, net of valuation allowance	4,931	1,421
Deferred tax liabilities:		
Depreciation	(2,635)	(878)
Other	(2,359)	(565)
Total deferred tax liabilities	(4,994)	(1,443)
Net deferred tax liabilities	$ (63)	$ (22)

For the years ended December 31, 2012 and December 31, 2011, the Company recorded a deferred federal tax provision of $40 thousand and $23 thousand, respectively, related to tax amortization of goodwill. The Company did not provide for income tax in the year ended December 31, 2010 due to net losses. As of December 31, 2012, the Company had U.S. federal, state, and foreign net operating loss carryforwards of $116.9 million, $107.0 million and $2.0 million, respectively. Included in the federal net operating loss carryforward is $5.2 million that relates to excess tax deductions from stock-based payments, the tax benefit of which will be recorded as an increase in additional paid-in capital when the deductions reduce current taxes payable. As of December 31, 2011, the Company had federal, state and foreign net operating loss carryforwards of approximately $89.0 million, $83.9 million, and $1.0 million, respectively. The federal net operating loss carryforwards will expire at various dates beginning in the year 2026 through 2033. State net operating loss carryforwards will expire at various dates beginning in 2013 through 2033. At December 31, 2012 and 2011, the Company had approximately $4.1 million and $2.8 million, respectively, of federal and state research and development tax credit carryforwards available to reduce future income taxes payable, which will expire at various dates beginning in the year 2023 through 2033.

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. As required by the provisions of ASC 740, management has determined that it is more-likely-than-not that the Company will not utilize the benefits of federal and state deferred tax assets for financial reporting purposes. Accordingly, the deferred tax assets have been fully reserved at December 31, 2012 and 2011. The valuation allowance increased approximately $11.1 million and $8.9 million during the years ended December 31, 2012 and 2011, respectively, due primarily to the increase in the net operating loss carryforwards and research and development tax credits.

Future changes in Company ownership may limit the amount of net operating loss carryforwards and research and development credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change, as defined by Section 382 of the Internal Revenue Code of 1986, as amended, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. The Company performed an analysis of its changes in ownership through December 31, 2012 and has adjusted its net operating loss carryforwards and research and development credit carryforwards to reflect the current usage limitations.

The Company's reserves related to taxes and its accounting for uncertain tax positions are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more-likely-than-not to be realized following resolution of any potential contingencies present related to the tax benefit. As of December 31, 2012 and 2011, the Company had no unrecognized tax benefits.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2012, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's consolidated statements of operations. The statute of limitations for assessment by the Internal Revenue Service ("IRS") and state tax authorities is open for tax years ending December 31, 2009, 2010, 2011 and 2012, although carryforward attributes that were generated prior to tax year 2009 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. There are currently no federal or state audits in progress.

12. Commitments and Contingencies

Operating Leases

The Company leases various facilities under leases that expire at varying dates through 2016. Certain of these leases contain renewal options, and require the Company to pay operating costs, including property taxes, insurance, and maintenance.

The Company has lease agreements to rent office space in Boston, Massachusetts (corporate headquarters), Lewiston, Maine, Princeton, New Jersey, Sunnyvale, California, and Beijing, China. The Company has lease agreements to rent data center space in Wakefield, Massachusetts and Phoenix, Arizona. The Company also maintains a hosting service agreement with a third-party data center vendor in Somerville, Massachusetts, that is subject to annual renewal and a 120 day cancellation right. The terms of the several of these leases include escalating rent and free rent periods. Accordingly, the Company recorded a deferred rent liability related to the free rent and escalating rent payments, and rent is being recognized on a straight-line basis over the terms of the leases. At both December 31, 2012 and 2011, $0.4 million is included in accrued expenses and other long-term liabilities related to the deferred rent.

Future non-cancellable minimum lease payments under all operating leases as of December 31, 2012, are as follows (in thousands):

Years Ended December 31,	Office Leases	Data Center Leases (1)	Total
2013	$1,807	$1,588	$ 3,395
2014	1,338	1,635	2,973
2015	1,368	1,447	2,815
2016	1,408	63	1,471
	$5,921	$4,733	$10,654

(1) Does not include contractual payments related to the Boston, Massachusetts data center lease that the Company vacated in March 2012 and for which the Company has accrued $1.0 million as restructuring expense. See Note 13 for related additional disclosure.

Other Non-cancellable Commitments

As of December 31, 2012, the Company had non-cancelable commitments of $5.0 million payable in 2013, $1.4 million payable in 2014, and $0.2 million payable in 2015, primarily consisting of advertising, marketing and broadband services contracts.

Litigation

In August 2010, Oasis Research, LLC, ("Oasis Research"), filed a lawsuit against the Company and several of its competitors and other online technology companies in the U.S. District Court for the Eastern District of Texas, alleging that the Company's cloud backup storage services, and the other companies' products or services, infringe certain of Oasis Research's patents. Oasis Research seeks an award for damages in an unspecified amount. Oasis Research does not currently seek an injunction. A trial date has been set for March 14, 2013. The Company is not able to assess with certainty the outcome of this lawsuit or the amount or range of potential damages or future payments associated with this lawsuit at this time. The Company intends to defend itself vigorously.

In May 2012, Markley Boston, LLC ("Markley") filed a lawsuit against the Company in Massachusetts Superior Court seeking $1.6 million in damages related to the Company's termination of a data center lease. The Company has accrued $1.0 million, being the discounted present value of the remaining contractual payments under the lease agreement. In addition, as a result of a court order, the Company has presented $0.5 million as restricted cash on its balance sheet. See Note 13 for related additional disclosure.

In the ordinary course of business the Company is involved in litigation incidental to its business; however, the Company's management is not aware of any other pending legal proceeding or other loss contingency, whether asserted or unasserted, affecting the Company for which it might become liable or the outcome of which management expects to have a material impact on the Company.

13. Restructuring

In March 2012, the Company closed its Boston, Massachusetts data center and transitioned the computer equipment and operations located at that facility to its other Massachusetts data centers. This facility closure was accounted for in accordance with ASC 420, *Accounting for Costs Associated with Exit or Disposal Activities*, pursuant to which the Company recorded a charge of $1.2 million, of which $0.2 million was paid to relocate the Company's computer equipment and $1.0 million was accrued related to the fair value of the remaining lease payments as of the date of the closure. The fair value of the remaining lease payments was determined based upon the discounted present value of remaining data center lease payments through the August 2013 lease expiration. At December 31, 2012, $1.0 million related to the fair value of the remaining lease payments are included within accrued expenses. In addition, as a result of a court order, the Company has presented $0.5 million as restricted cash on its balance sheet. See Note 12 for related additional disclosure.

In November 2012, the Company adopted a plan to restructure its workforce in China as part of its commitment to reduce costs and enhance long-term profitability. The Company recorded a restructuring charge primarily attributable to termination benefits of approximately $0.2 million at December 31, 2012, of which the Company has paid an insignificant amount through December 31, 2012.

14. Retirement Plan

The Company has a 401(k) defined contribution savings plan for its employees who meet certain employment status and age requirements. The plan allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company did not contribute to this plan for the years ended December 31, 2011 and 2010. Effective January 1, 2012, the Company elected to make a matching contribution of up to 4% of each employee's wages. For the year ended December 31, 2012, the Company contributed $0.6 million to the plan.

15. Related Party Transactions

In December 2011, in connection with an employee/affiliate exercise of stock options, the Company remitted $0.1 million on such employee/affiliate's behalf for payroll taxes. The Company was reimbursed in full in January 2012.

16. Revolving Credit Facility

In 2012, the Company amended and renewed its revolving line of credit with a bank that was originally scheduled to terminate August 30, 2012. Pursuant to the amended terms, the Company may borrow up to $25 million through August 30, 2013. Advances under the line of credit bear interest on the outstanding daily balance, at an annual rate equal to the lender's prime reference rate plus 0.25%. The Company has pledged its accounts receivable, equipment, and shares of its subsidiaries to the lender to secure its obligations under the credit facility, and has also agreed not to grant a security interest in or pledge its intellectual property to any third party. The credit facility contains customary events of default, conditions to borrowings and restrictive covenants, including restrictions on the Company's ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make distributions to stockholders, make investments, or enter into certain types of related party transactions. The credit facility also includes financial and other covenants including covenants to maintain a minimum current ratio, a minimum number of total subscribers, and a requirement that the majority of the Company's cash and investments be held with the bank or one of its affiliates. To date, the Company has not borrowed any amounts under this $25 million revolving line of credit.

17. Quarterly Information (Unaudited)

Quarterly results of operations are as follows (in thousands, except per share amounts):

	For the three months ended:							
	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	March 31, 2012	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	March 31, 2011
Statements of Operations Data:								
Revenue	$23,676	$21,573	$20,247	$18,547	$17,344	$15,926	$14,399	$12,843
Gross profit	$15,600	$14,368	$13,253	$11,762	$10,562	$ 9,817	$ 8,753	$ 8,178
Loss from operations	$(2,249)	$(3,359)	$(4,223)	$(9,103)	$(6,101)	$(7,438)	$(4,662)	$(5,353)
Net loss	$(2,219)	$(3,370)	$(4,231)	$(9,116)	$(6,131)	$(7,416)	$(4,652)	$(5,337)
Basic and diluted net loss per share	$ (0.09)	$ (0.13)	$ (0.17)	$ (0.36)	$ (0.24)	$ (0.47)	$ (0.93)	$ (1.09)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2012, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financing Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of our principal executive and principal financial officers and effected by our board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board of directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. Management based its assessment on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As permitted by Securities and Exchange Commission guidance, management excluded from its assessment Zmanda, Inc., which was acquired in October 2012 and which represented less than 5 percent of total assets and less than 5 percent of total revenues as of and for the year ended December 31, 2012.

Based on management's assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2012. The certifications of our Chief Executive Officer and Chief Financial Officer attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K include, in paragraph 4 of such certifications, information concerning our disclosure controls and procedures and internal controls over financial reporting.

Ernst & Young LLP, an independent registered public accounting firm, has issued a report on our internal control over financial reporting, which is included below.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Carbonite, Inc.

We have audited Carbonite, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Carbonite, Inc's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Form 10-K, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Zmanda, Inc. acquired on October 31, 2012, which is included in the December 31, 2012 consolidated financial statements of Carbonite, Inc. and constituted less than 5 percent of total assets and less than 5 percent of total revenues, for the year then ended. Our audit of internal control over financial reporting of Carbonite, Inc. also did not include an evaluation of the internal control over financial reporting of Zmanda, Inc.

In our opinion, Carbonite, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Carbonite, Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, redeemable and convertible preferred stock, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012 of Carbonite, Inc. and our report dated March 6, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 6, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2013 annual meeting of stockholders (the "Proxy Statement"), which is expected to be filed not later than 120 days after the end of our fiscal year ended December 31, 2012, and is incorporated in this Annual Report on Form 10-K by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Business Conduct and Ethics is posted on our website at http://investor.carbonite.com/governance.cfm.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of The NASDAQ Stock Market, by filing a Current Report on Form 8-K with the SEC, disclosing such information.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information, if any, required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

See Index to Consolidated Financial Statements on page 50 of this Annual Report on Form 10-K, which is incorporated into this Item by reference.

(a)(3) Exhibits

See Exhibit Index to this Annual Report on Form 10-K, which is incorporated into this Item by reference. Each management contract or compensatory plan or arrangement required to be filed has been identified.

(b) Exhibits

See Exhibit Index to this Annual Report on Form 10-K, which is incorporated into this Item by reference.

(c) Financial Statement Schedules

All financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARBONITE, INC.

Dated: March 6, 2013

By: /s/ David Friend
David Friend
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Friend and Anthony Folger, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K of Carbonite, Inc., and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Friend David Friend	Chief Executive Officer and Director (Principal Executive Officer)	March 6, 2013
/s/ Anthony Folger Anthony Folger	Chief Financial Officer (Principal Financial and Accounting Officer)	March 6, 2013
/s/ Jeffry Flowers Jeffry Flowers	Director	March 6, 2013
/s/ Charles Kane Charles Kane	Director	March 6, 2013
/s/ Todd Krasnow Todd Krasnow	Director	March 6, 2013
/s/ William G. Nelson William G. Nelson	Director	March 6, 2013
/s/ Pravin Vazirani Pravin Vazirani	Director	March 6, 2013

EXHIBIT INDEX

Exhibit No.	Description
3.1(1)	Amended and Restated Certificate of Incorporation of Carbonite, Inc.
3.2(2)	Amended and Restated By-Laws of Carbonite, Inc.
4.1(3)	Form of Common Stock Certificate.
4.2(4)	Third Amended and Restated Investors' Rights Agreement by and among Carbonite, Inc. and the persons and entities listed on Exhibit A attached thereto, dated as of December 24, 2009.
10.1(2)#	Amended and Restated 2005 Stock Incentive Plan and Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement, and Stock Restriction Agreement under the Amended and Restated 2005 Stock Incentive Plan.
10.2(2)#	2011 Equity Award Plan and Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement, and Stock Restriction Agreement under the 2011 Equity Award Plan.
10.3(4)#	Form of Indemnification Agreement by and between Carbonite, Inc. and each of its directors and executive officers.
10.4(4)#	Severance Agreement with David Friend, dated as of May 3, 2011.
10.5(4)#	Severance Agreement with Jeffry Flowers, dated as of May 4, 2011.
10.6(4)#	Offer and Employment Agreement with Andrew Keenan, dated as of April 27, 2007.
10.6.A(4)#	Amendment to Offer and Employment Agreement with Andrew Keenan, dated as of May 5, 2011.
10.7(4)#	Offer Letter with Swami Kumaresan, dated as of September 7, 2007.
10.7.A(4)#	Amendment to Offer Letter with Swami Kumaresan, dated as of April 18, 2011.
10.8(4)	Office Lease with Trustees of Church Realty, dated as of June 25, 2009.
10.9(4)	Office Lease with Church Realty Trust, dated as of May 20, 2010.
10.10(4)	Colocation/Interconnection License with Markley Boston, LLC, dated as of August 20, 2006.
10.10.A(4)	First Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of October 31, 2006.
10.10.B(4)	Second Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of January 9, 2008.
10.10.C(4)	Third Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of October 31, 2008.
10.11(4)	Master Services Agreement with Internap Network Services, Corp., executed on or about December 3, 2008.
10.12(4)	Loan and Security Agreement with Comerica Bank, dated as of May 11, 2011.
10.13(5)	Commercial Lease with Lewiston Properties, LLC, dated as of May 13, 2011.
10.14(5)	Turn Key Datacenter Lease with GIP Wakefield, LLC, dated as of June 3, 2011.
10.15(3)	Carbonite (China) Co., Ltd. Incentive Unit Plan and Form of Incentive Units Agreement under the Incentive Unit Plan.
10.16(6)#	Offer Letter with Oussama El-Hilali, dated as of August 11, 2011.
10.17(7)	Turn Key Datacenter Lease with Digital Phoenix Van Buren, LLC, dated as of November 29, 2011.
10.18(8)	First Amendment to the Datacenter Lease with GIP Wakefield, LLC, dated as of September 15, 2011.
10.19(9)	Second Amendment to the Datacenter Lease with GIP Wakefield, LLC, dated as of March 31, 2012.
10.20(10)#	Amendment to Offer Letter with Swami Kumaresan, dated as of April 26, 2012.
10.21(11)#	Amendment to Offer Letter with Andrew Keenan, dated as of April 26, 2012.
10.22(12)#	Amendment to Offer Letter with Tom Murray, dated as of March 18, 2011.
10.23(13)	First Amendment to the Loan and Security Agreement with Comerica Bank, dated as of August 30, 2012.
10.24†	Third Amendment to the Datacenter Lease with GIP Wakefield LLC, dated as of June 11, 2012.
10.25(14)#	General Release and Separation Agreement with Andrew Keenan, dated as of October 30, 2012.
10.26(15)#	Offer and Employment Agreement with Anthony Folger, dated as of November 21, 2012.
21.1(16)	List of subsidiaries.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1	Power of Attorney (included on signature pages to this Annual Report on Form 10-K).
31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
101.INS+	XBRL Instance Document.
101.SCH+	XBRL Taxonomy Extension Schema Document.
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document.

(1) Filed as the same numbered exhibit to Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011, and incorporated herein by reference.

(2) Filed as the same numbered exhibit to Amendment No. 2 to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 13, 2011, and incorporated herein by reference.

(3) Filed as the same numbered exhibit to Amendment No. 3 to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 25, 2011, and incorporated herein by reference.

(4) Filed as the same numbered exhibit to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 12, 2011, and incorporated herein by reference.

(5) Filed as the same numbered exhibit to Amendment No. 1 Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 15, 2011, and incorporated herein by reference.

(6) Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011, and incorporated herein by reference.

(7) Filed as Exhibit 10.17 to Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2012, and incorporated herein by reference.

(8) Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2012, and incorporated herein by reference.

(9) Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2012, and incorporated herein by reference.

(10) Filed as Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2012, and incorporated herein by reference.

(11) Filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2012, and incorporated herein by reference.

(12) Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2012, and incorporated herein by reference.

(13) Filed as Exhibit 10.1 to Registrant's Form 8-K filed with the Securities and Exchange Commission on September 19, 2012, and incorporated herein by reference.

(14) Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2012, and incorporated herein by reference.

(15) Filed as Exhibit 10.1 to Registrant's Form 8-K filed with the Securities and Exchange Commission on January 2, 2013, and incorporated herein by reference.

(16) Filed as Exhibit 21.1 to Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2012 and incorporated herein by reference.

# Indicates a management contract or compensatory plan.

* These certificates are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference in any filing we make under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation language in any filings.

† Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

+ In accordance with Rule 406T of Regulation S-T, these XBRL (eXtensible Business Reporting Language) documents are furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

Carbonite, Inc. is a leading provider of cloud backup solutions for consumers and small businesses. Subscribers in more than 100 countries rely on Carbonite to provide easy-to-use, affordable and secure cloud backup solutions with anytime,anywhere data access. Carbonite's backup solution runs on both the Windows and Mac platforms. We have backed up more than 300 billion files, restored nearly 20 billion files and currently back up more than 350 million files each day. For more information, please visit: carbonite.com, twitter.com/carbonite, twitter.com/carbonitebiz, or facebook.com/CarboniteOnlineBackup.

BOARD OF DIRECTORS

David Friend
Chief Executive Officer, President and Chairman of the Board, Carbonite, Inc.
A cloud backup solution provider

Jeff Flowers
Chief Executive Officer, President and Chairman of the Board, SageCloud, Inc.
A provider of enterprise computer backup products

Pravin Vazirani
Managing Director, Menlo Ventures
A venture capital firm

Charles Kane
Board Member and former President, One Laptop per Child

Senior Lecturer, International Finance, MIT Sloan Graduate School of Management

William Nelson
Former Chairman and CEO, GEAC Computer Corporation Limited

Todd Krasnow
President, Cobbs Capital, Inc.
A private consulting company

Former Executive Vice President of Sales and Marketing of Staples, Inc.

EXECUTIVE MANAGEMENT TEAM

David Friend, Chief Executive Officer

Anthony Folger, Chief Financial Officer

Eric Golin, Chief Technology Officer

Danielle Sheer, General Counsel and Vice President

Bill Phelan, EVP, Cloud Backup Business

Swami Kumaresan, EVP, New Ventures

Pete Lamson, SVP, Sales and Marketing

Richard Surace, SVP, Customer Services

CORPORATE OFFICE ADDRESS

177 Huntington Ave. Boston, MA 02115
617-587-1100

INVESTOR INFORMATION

To receive a free copy of our Annual Report on Form 10-K for fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission, write to Investor Relations at the Corporate Office, email investor.relations@carbonite.com, or call 617-587-1102. Press releases and other investor information may also be obtained through the Investor Relations section of our website at investor.carbonite.com.

CORPORATE GOVERNANCE

Corporate governance information may be obtained through the Investor Relations section of our website at investor.carbonite.com.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
200 Clarendon St. Boston, MA 02116

LEGAL COUNSEL

Foley & Lardner LLP
111 Huntington Ave. Boston, MA 02199

TRANSFER AGENT

American Stock Transfer & Trust Company, LLC
6201 15th Ave. Brooklyn, NY 11219

ANNUAL MEETING

Foley & Lardner LLP
111 Huntington Ave. Boston, MA 02199
June 3, 2013 9:00 a.m.


CORPORATE HEADQUARTERS
177 Huntington Ave., Boston, MA 02115

WWW.CARBONITE.COM